Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
BY
PROFESSIONAL DIVERSITY NETWORK, INC.
OF UP TO 312,500 SHARES OF ITS COMMON STOCK
 AT A PURCHASE PRICE OF $9.60 PER SHARE

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 10:00 A.M., NEW YORK CITY TIME, ON OCTOBER 27, 2016, UNLESS THE TENDER OFFER IS EXTENDED.

Professional Diversity Network, Inc. (“PDN,” “we” or “us”) is offering to purchase up to 312,500 shares of its common stock, par value $0.01 per share, at a price of $9.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal, which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer.” Unless the context otherwise requires, all references to “shares” refers to the shares of common stock, par value $0.01 per share, of PDN. The number of shares and price per share described in this Offer to Purchase reflect the effect of a 1-for-8 reverse stock split, which became effective on September 27, 2016.

Only shares properly tendered and not properly withdrawn pursuant to the Tender Offer will be purchased, upon the terms and subject to the conditions of the Tender Offer. However, because of the proration provisions described in this Offer to Purchase, not all of the shares tendered may be purchased if more than 312,500 shares are properly tendered. Shares tendered but not purchased pursuant to the Tender Offer will be returned at our expense promptly after the expiration date. See Section 1.

The Tender Offer is subject to several conditions as described in Section 6.  The Tender Offer is not conditioned upon any minimum number of shares being tendered.

On August 12, 2016, we entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Cosmic Forward Limited (“CFL”).  Under the Purchase Agreement, we have agreed to issue and sell to CFL at a price of $9.60 per share a number of shares of our common stock such that, after giving effect to the consummation of the transactions contemplated by the Purchase Agreement, including the Tender Offer, CFL will beneficially own 51% of our then outstanding shares of common stock, on a fully diluted basis (the “Share Issuance”).  Following the consummation of the transactions contemplated by the Purchase Agreement, including the Tender Offer, our existing stockholders would own 49% of our then outstanding shares of common stock, on a fully diluted basis.  See Section 2.

Our shares are listed and traded on the NASDAQ Capital Market under the symbol “IPDN.” On September 27, 2016, the last trading day prior to the commencement of the Tender Offer, the last sale price of our shares reported on the NASDAQ Capital Market was $5.60 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 7.

Our Board of Directors has approved the Tender Offer. However, neither PDN, our Board of Directors nor the Depositary makes any recommendation to you as to whether to tender or refrain from tendering any shares. You should carefully evaluate all information in this Offer to Purchase and the related Letter of Transmittal, should consult with your own financial and tax advisors, and should make your own decisions about whether to tender shares, and, if so, how many shares to tender.

Questions and requests for assistance may be directed to Depositary at its address and telephone number set forth on the back cover of this Offer to Purchase or to Chris Wesser, Executive Vice President and Secretary of PDN at (516) 659-8560 or cwesser@napw.com. Requests for additional copies of this Offer to Purchase or the Letter of Transmittal, or any document incorporated herein by reference, may be directed to the Depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

September 28, 2016

IMPORTANT

At our annual meeting of stockholders held on September 26, 2016, our stockholders approved a proposal to allow us to effect a reverse stock split of our common stock in a ratio set by our Board of Directors following stockholder approval, and to reduce proportionately the number of shares of common stock we are authorized to issue.  Following the annual meeting, on September 26, 2016, we filed an amendment to our certificate of incorporation to effect a 1-for-8 reverse stock split (the “Reverse Stock Split”), which became effective on September 27, 2016.  As a result, the following amounts as set forth in this Offer to Purchase have been adjusted accordingly:

●	the number of shares of our common stock to be issued in the Share Issuance (however, the number of shares to be sold to pursuant to the Purchase Agreement will continue to represent 51% of the outstanding shares of common stock on a fully diluted basis, after giving effect to the transactions contemplated thereby);

●	the per share price of the shares of our common stock to be purchased in the Share Issuance;

●	the sales prices of our shares reported on the NASDAQ Capital Market;

●	the number of shares you own;

●	the number of shares we previously announced we are offering to purchase in the Tender Offer and the price at which we are offering to purchase such shares; and

●	the number of shares of our common stock outstanding as set forth in this Offer to Purchase.

If you wish to tender all or any part of your shares, you should either (1)(a) complete and sign the Letter of Transmittal, or a facsimile of it, according to the instructions in the Letter of Transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, to Continental Stock Transfer & Trust Company, Inc., the Depositary for the Tender Offer, and mail or deliver the share certificates to the Depositary together with any other documents required by the Letter of Transmittal, or (b) tender the shares according to the procedure for book-entry transfer described in Section 3, or (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your shares.

There are no guaranteed delivery provisions provided for by PDN in order to tender shares in pursuant to the Tender Offer.  You must tender your shares in accordance with the procedures described in Section 3.

The Tender Offer does not constitute an offer to buy or the solicitation of an offer to sell securities in any jurisdiction in which such offer or solicitation would not be in compliance with the laws of the jurisdiction, provided that PDN will comply with the requirements of Rule 13e-4(f)(8) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

You should only rely on the information contained in this Offer to Purchase and the Letter of Transmittal. We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Tender Offer. We have not authorized any person to give any information or to make any representation in connection with the Tender Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us or the Depositary.

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Summary Term Sheet

We are providing this Summary Term Sheet for your convenience. It highlights the most material information in this Offer to Purchase, but you should understand that it does not describe all of the details of the Tender Offer to the same extent described in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Tender Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my shares?	Professional Diversity Network, Inc., which we refer to as “PDN,” “we” or “us,” is offering to purchase shares of its common stock, par value $0.01 per share, in a Tender Offer. See Section 9.

What will the purchase price for the shares be and what will be the form of payment?
We are offering to purchase your shares at a price of $9.60 per share. If your shares are purchased in the Tender Offer, you will be paid the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Tender Offer. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See Sections 1 and 5.

How many shares will PDN purchase?
We are offering to purchase 312,500 shares validly tendered in the Tender Offer, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date (as defined below). 312,500 shares represents approximately 17.2% of our outstanding common stock as of September 23, 2016, or approximately 13.2% on a fully diluted basis after giving effect to the transactions contemplated by the Purchase Agreement (collectively, the “Transactions”). As of September 23, 2016, we had approximately 1,813,870 shares of common stock issued and outstanding (and approximately 555,046 shares reserved for issuance upon exercise of all outstanding stock options and settlement of warrants to purchase shares of our common stock), as adjusted to reflect the Reverse Stock Split. See Section 10. The Tender Offer is not conditioned on any minimum number of shares being tendered. See Section 6.

Why is PDN making the Tender Offer?
We negotiated and structured the terms of the Purchase Agreement to provide for the Tender Offer to provide liquidity to our stockholders by allowing them to receive a purchase price for their shares, on a pro rata basis, equal to the same purchase price at which CFL is purchasing shares from PDN in the Share Issuance.  See Sections 2 and 7.

How will PDN pay for the shares?
Assuming we purchase 312,500 shares in the Tender Offer, approximately $3.0 million will be required to purchase such shares. We expect to use a portion of the net proceeds of the Share Issuance to fund the purchase of the shares in the Tender Offer and to pay the fees and expenses in connection with the Tender Offer.  The Share Issuance is subject to various closing conditions, including stockholder approval of the Share Issuance and an amendment to our certificate of incorporation, as amended, to increase the number of authorized shares of common stock from approximately 3.1 million to 45 million.  We are holding a special meeting of our stockholders on October 17, 2016 to obtain stockholder approval of these proposals.  See Section 2 for a description of the conditions to the closing of the Share Issuance.

How long do I have to tender my shares?
You may tender your shares until the Tender Offer expires. The Tender Offer will expire on October 27, 2016 at 10:00 a.m., New York City time, unless we extend it. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they will have an earlier deadline for you to act to instruct them to accept the Tender Offer on your behalf. We urge you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their deadline. See Section 1.

The Tender Offer may be extended for any reason, subject to applicable laws. We cannot assure you, however, that we will extend the Tender Offer or, if we extend it, for how long. Pursuant to the Purchase Agreement, except if an extension is required by a rule, regulation, interpretation or position of the SEC applicable to the Tender Offer, we may not extend the Tender Offer unless CFL agrees.  If we extend the Tender Offer, we will delay the acceptance of any shares that have been tendered. See Section 14.

How will I be notified if PDN extends the Tender Offer?	We will issue a press release by 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date if the Tender Offer is extended. See Section 14.

What will happen if I do not tender my shares?
Upon consummation of the transactions contemplated by the Purchase Agreement, including the Tender Offer, CFL will own 51% and our existing stockholders will own 49%, respectively, of our then outstanding shares of common stock, on a fully diluted basis.  If the Tender Offer is consummated, stockholders that do not tender their shares will realize a proportionate increase in their relative ownership interest of the 49% of our outstanding shares of common stock our existing stockholders will own after the Transactions, and thus in our future earnings and assets, subject to our right to issue additional shares of common stock and other equity securities in the future.  Stockholders retaining an equity interest in PDN may also face reduced trading liquidity.  See Section 2.

Are there any conditions to the Tender Offer?
Yes. Our obligation to accept and pay for your tendered shares depends upon a number of conditions, which must be satisfied or properly waived by us in accordance with the terms of the Purchase Agreement on or prior to the expiration date, including the following:

•      We will have obtained all governmental, regulatory or third party consents and approvals necessary in order to consummate the Tender Offer.

•      No governmental authority of competent jurisdiction has enacted, issued or entered any restraining order, injunction or similar order or legal restraint that enjoins or otherwise prohibits the consummation of the Tender Offer.

•      No legal action shall have been proposed, instituted or pending, nor shall we have received notice of such action that challenges or otherwise relates to the Tender Offer.

•      No change, condition or event (or any condition or event involving a prospective change) shall have occurred in our and our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, franchises, permits, permit applications, results of operations or business or financial prospects that, in our reasonable judgment, has, or could reasonably be expected to have, a material adverse effect on us and our subsidiaries, on the value of or trading in our common stock, on our ability to consummate the Tender Offer or on the benefits of the Tender Offer to us.

•      We will have received approval from the Committee on Foreign Investment in the United States (“CFIUS”) with respect to the Share Issuance.

•      We will have received the requisite stockholder approval of each of the Authorized Shares Proposal (as later defined) and the Share Issuance.

Pursuant to the Purchase Agreement, CFL must consent to any amendment, change or waiver of any of the conditions to the Tender Offer.  See Section 6 for more information.

How do I tender my shares?
To tender your shares, prior to 10:00 a.m., New York City time, on October 27, 2016 (unless the Tender Offer is extended):

•      you must deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at one of its addresses appearing on the back cover page of this Offer to Purchase; or

•      the Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal or “agent’s message,”

If your shares are held through a broker, dealer, commercial bank or other nominee, you must request such broker, dealer, commercial bank or other nominee to effect the transaction for you. You may also contact the Depositary at its address and telephone number set forth on the back cover of this Offer to Purchase or Chris Wesser, Executive Vice President and Secretary of PDN, at (516) 659-8560 or cwesser@napw.com for assistance.

See Section 3 and the instructions to the Letter of Transmittal.

How do holders of vested stock options for shares participate in the Tender Offer?
Options to purchase shares cannot be tendered in the Tender Offer. If you hold vested but unexercised options, you may exercise such options in accordance with the terms of our share-based compensation plans and PDN’s policies and practices, and tender the shares received upon such exercise in accordance with the Tender Offer. Exercises of options cannot be revoked even if some or all of the shares received upon the exercise thereof and tendered in the Tender Offer are not purchased pursuant to the Tender Offer for any reason. You should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to you based on your stock option exercise prices and the expiration date of your options and the provisions for pro rata purchases by PDN. We strongly encourage optionholders to discuss the Tender Offer with their own financial or tax advisor.

Please be advised that it is the optionholder’s responsibility to tender shares in the Tender Offer to the extent such holder wants to participate and it may be difficult to secure delivery of shares issued pursuant to vested stock options in a time period sufficient to allow tender of those shares prior to the expiration date. Accordingly, we suggest that you exercise your vested options and satisfy the exercise price for such shares in accordance with the terms of the related stock option plan and option agreement and PDN policies and practices at least four business days prior to the expiration date. See Section 3.

May I tender only a portion of the shares that I hold?	Yes. You do not have to tender all or any minimum amount of the shares that you own to participate in the Tender Offer.

Once I have tendered shares in the Tender Offer, can I withdraw my tender?
You may withdraw any shares you have tendered at any time before 10:00 a.m., New York City time, on October 27, 2016, unless we extend the Tender Offer, in which case you may withdraw tendered shares until the Tender Offer, as so extended, expires. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after November 25, 2016. See Section 4.

How do I withdraw shares I previously tendered?
You must deliver, on a timely basis, a written or facsimile notice of your withdrawal to the Depositary at one of its addresses appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. If you have tendered shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for withdrawal of your shares. See Section 4.

Has PDN or its Board of Directors recommended that I tender my shares in the Tender Offer?
Our Board of Directors approved the Tender Offer in connection with its approval of the Purchase Agreement and the transactions contemplated thereby, including the Share Issuance. However, neither we nor our Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. See Section 2. In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal.

Will PDN’s directors and officers tender shares in the Tender Offer?
Our directors, executive officers and affiliates are entitled to participate in the Tender Offer on the same basis as all other stockholders. All of our directors and executive officers have indicated that they do not currently intend to participate in the Tender Offer (though no final decision has been made).  We are not aware of any of our other affiliates that intend to tender any shares in the Tender Offer.  See Section 10.

Following the Tender Offer, will PDN continue as a public company?	We do not believe that our purchase of shares in the Tender Offer will cause us to be eligible for deregistration under the Exchange Act or delisted from the NASDAQ Capital Market.

What happens if more than 312,500 shares are tendered in the Tender Offer?
We will purchase shares on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares until we have purchased 312,500 shares.

Consequently, if the Tender Offer is oversubscribed, then not all of the shares that you tender in the Tender Offer will be purchased. See Section 1.

When will PDN pay for the shares I tender?
We intend to announce the final results of the Tender Offer and to pay the purchase price, net to you in cash, less any applicable withholding taxes and without interest, for the shares we accept for payment promptly after the expiration of the Tender Offer. See Sections 1 and 5.

What is the recent market price of my PDN shares?
On September 27, 2016, the last trading day prior to the commencement of the Tender Offer, the last sale price for our shares reported on the NASDAQ Capital Market was $5.60 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 7.

Does PDN intend to repurchase any shares other than pursuant to the Tender Offer during or after the Tender Offer?
Rule 13e-4(f) under the Exchange Act prohibits us from purchasing any shares, other than in the Tender Offer, until at least ten business days have elapsed after the expiration date. Accordingly, any additional purchases of our common stock outside the Tender Offer may not be consummated until at least ten business days have elapsed after the expiration date.

Pursuant to the Purchase Agreement, if, immediately following the consummation of the Tender Offer and after giving effect to our purchase of shares in the Tender Offer, the aggregate number of shares of common stock held by CFL is less than 51% of the then outstanding shares of common stock, on a fully diluted basis, CFL has the option (the “Call Option”), exercisable during the five business day period commencing on the eleventh business day following the expiration date, to purchase from us, at a price per share equal to $9.60, additional shares of common stock so that immediately following the purchase of such additional shares, CFL will beneficially own 51% of the then outstanding shares of common stock, on a fully diluted basis.

In addition, we may consider from time to time various means of returning additional cash to stockholders, including open market purchases, tender offers, privately negotiated transactions and/or accelerated share repurchases after taking into account our results of operations, financial position and capital requirements, general business conditions, legal, tax and regulatory constraints or restrictions, any contractual restrictions and other factors we deem relevant. However, there can be no assurance that we will pursue any such actions. See Section 2.

Will I have to pay brokerage commissions if I tender my shares?
If you are a registered stockholder and you tender your shares directly to the Depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Sections 1 and 3.

What are the U.S. federal income tax consequences if I tender my shares?
If you are a U.S. Holder (as defined in Section 12), the receipt of cash from us in exchange for your shares will be a taxable event for you for U.S. federal income tax purposes. The receipt of cash for your shares generally will be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from PDN. If you are a U.S. Holder, you should complete the Internal Revenue Service (“IRS”) Form W-9 included as part of the Letter of Transmittal. Any tendering stockholder that fails to complete fully, sign and timely return to the Depositary (or other applicable withholding agent) the IRS Form W-9 included in the Letter of Transmittal (or other such Internal Revenue Service form as may be applicable) may be subject to U.S. backup withholding. Such withholding would be equal to 28% of the gross proceeds paid to the stockholder pursuant to the Tender Offer. See Sections 3 and 12.

If you are a Non-U.S. Holder (as defined in Section 12), you generally will be subject to U.S. federal income tax withholding at a rate of 30% on the gross payments made pursuant to the Tender Offer, subject to reduction by applicable treaty or exemption for income that is effectively connected with your conduct of trade or business within the United States, as evidenced by forms that you furnish to the Depositary (or other applicable withholding agent). See Sections 3 and 12.

Will I have to pay any stock transfer tax if I tender my shares?
We will pay all stock transfer taxes in connection with the Tender Offer unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the letter of transmittal. See Section 5.

Who is the Depositary?
Our transfer agent has been appointed as the Depositary for the Tender Offer. All correspondence in connection with the tender and withdrawal procedures relating to this Offer to Purchase and the Letter of Transmittal should be addressed to the Depositary.  Its contact information is set forth on the back cover page of this Offer to Purchase.

Who do I contact if I have questions?
The Depositary can help answer your questions. The Depositary is Continental Stock Transfer & Trust Company, Inc. Its contact information is set forth on the back cover page of this Offer to Purchase.  You can also contact Chris Wesser, Executive Vice President and Secretary of PDN at (516) 659-8560 or cwesser@napw.com with any questions.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This document may contain or incorporate by reference forward-looking statements. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, and may include the words “believes,” “plans,” “intends,” “expects,” “anticipates,” “forecasts,” “hopes,” “should,” “estimates” or words of similar meaning.  Specifically, this Offer to Purchase and the documents incorporated by reference in this document, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016, contain forward-looking statements regarding:

●	the expected closing of the Share Issuance and the Tender Offer;

●	availability and intended use of liquidity;

●	our beliefs regarding our ability to capture and capitalize on market trends;

●	our beliefs regarding our ability to create enhanced value for our members and customers;

●	our expectations on the future growth and financial health of the online diversity recruitment industry and the industry participants, and the drivers of such growth;

●	our expectations regarding the continued membership growth;

●	our beliefs regarding the relation between the number of members or registered users and our revenues;

●	our beliefs regarding the increased value derived from the synergies among our segments;

●	our expectations regarding future changes in our salesforce;

●	the anticipated effect of the Detroit office closure on the overhead costs and supervision;

●	our expectations regarding the changes in revenues in 2016, 2017, 2018 and 2019 and the proportion of revenues generated by our segments;

●	our expectations regarding future increases in sales and marketing costs and general and administrative expenses; and

●	our estimates regarding our interest expense for the second half of 2016.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, those risk factors and disclosures set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, subsequent Quarterly Reports on Form 10-Qs and other current reports, and the following:

●	failure to satisfy the conditions to the consummation of the Share Issuance and the Tender Offer;

●	the sufficiency of the net proceeds from the Share Issuance (after paying fees and expenses incurred in connection with the Share Issuance, the payoff of our master credit facility and the cost of and fees and expenses in connection with the Tender Offer) to implement productivity improvement initiatives;

●	failure to successfully implement productivity improvement initiatives or the failure of such initiatives to improve our short and long-term business performance or prospects;

●	failure to realize synergies and other financial benefits from mergers and acquisitions within expected time frames, including increases in expected costs or difficulties related to integration of merger and acquisition partners;

●	inability to identify and successfully negotiate and complete additional combinations with potential merger or acquisition partners or to successfully integrate such businesses;

●	potential impact that having a majority stockholder might have on our public float, the ability of our stockholders to sell their common stock and price at which they may be able to sell;

●	potential impact of being controlled by a majority stockholder and a majority of our Board of Directors being nominated by such majority stockholder;

●	our history of operating losses;

●	we may not be able to reverse the significant decline in our revenues;

●	our ability to generate sufficient eligible accounts receivable to borrow additional amounts under our master credit facility;

●	potential delisting from NASDAQ for failure to comply with continued listing requirements;

●	our limited operating history in a new and unproven market;

●	increasing competition in the market for online professional networks;

●	our ability to comply with increasing governmental regulation and other legal obligations related to privacy;

●	our ability to adapt to changing technologies and social trends and preferences;

●	our ability to attract and retain a sales and marketing team, management and other key personnel and the ability of that team to execute on our business strategies and plans;

●	our ability to obtain and maintain protection for our intellectual property;

●	any future litigation regarding our business, including intellectual property claims;

●	general and economic business conditions; and

●	legal and regulatory developments.

For further information on factors that could cause actual results to materially differ from projections, please see our publicly available SEC filings, including our Form 10-K for the fiscal year ended December 31, 2015 and, in particular, the discussion of “Risk Factors” set forth therein. We do not update any of our forward-looking statements except as required by law.

Introduction

To the Holders of our Shares:

PDN is offering to purchase up to 312,500 shares of its common stock, par value $0.01 per share, at a price of $9.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the “Tender Offer.” Unless the context otherwise requires, all references to “shares” shall refer to the shares of common stock, par value $0.01 per share, of PDN.

Only shares properly tendered and not properly withdrawn pursuant to the Tender Offer will be purchased, upon the terms and subject to the conditions of the Tender Offer. However, because of the proration provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares PDN seeks are properly tendered. Shares tendered but not purchased pursuant to the Tender Offer will be returned at PDN’s expense promptly after the expiration date. See Section 1. PDN reserves the right, in its sole discretion, to purchase more than 312,500 shares in the Tender Offer, subject to applicable law.

The Tender Offer will expire at 10:00 a.m., New York City time, on October 27, 2016, unless the Tender Offer is extended.

THE TENDER OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 6.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER PDN, OUR BOARD OF DIRECTORS NOR THE DEPOSITARY MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY SHARES. PDN HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION. STOCKHOLDERS SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, SHOULD CONSULT THEIR OWN FINANCIAL AND TAX ADVISORS, AND SHOULD MAKE THEIR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES, AND, IF SO, HOW MANY SHARES TO TENDER.

Our directors, executive officers and affiliates are entitled to participate in the Tender Offer on the same basis as all other stockholders. All of our directors and executive officers have indicated that they do not currently intend to participate in the Tender Offer (though no final decision has been made).  We are not aware of any of our other affiliates that intend to tender any shares in the Tender Offer.

The equity ownership of our directors, executive officers and affiliates who do not tender their shares in the Tender Offer, and the equity ownership of other stockholders who do not tender their shares pursuant to the Tender Offer, will proportionately increase as a percentage of our issued and outstanding shares to the extent we purchase shares in the Tender Offer.  However, the number of shares we purchase shares in the Tender Offer will not impact CFL’s ownership of 51% of our outstanding shares of common stock following the consummation of the transactions contemplated by the Purchase Agreement.  Non-tendering stockholders will realize a proportionate increase in their relative ownership interest in the remaining 49% of our outstanding shares of common stock not held by CFL.

The purchase price will be paid net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, for all the shares purchased. Tendering stockholders who hold shares registered in their own name and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of shares in the Tender Offer. Stockholders holding shares in a brokerage account or otherwise through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult their brokers or such other nominees to determine whether transaction costs may apply if stockholders tender shares through such brokers or other nominees and not directly to the Depositary. See Sections 3 and 12 regarding certain tax consequences of the Tender Offer.

Any tendering stockholder that fails to complete fully, sign and timely return to the Depositary (or other applicable withholding agent) the IRS Form W-9 included as part of the Letter of Transmittal (or an IRS Form W-8BEN, W-8BEN-E, or other applicable IRS Form W-8, if the tendering stockholder is a Non-U.S. Holder), may be subject to required U.S. federal income tax backup withholding of 28% of the gross proceeds paid to the stockholder pursuant to the Tender Offer. See Section 3. Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the procedures for obtaining a refund from the IRS of withheld amounts.  Also see Section 12 regarding United States federal income tax consequences of the Tender Offer.

As of September 23, 2016, PDN had approximately 1,813,870 issued and outstanding shares (and approximately 555,046 shares reserved for issuance upon exercise of all outstanding stock options and settlement of warrants to purchase shares of our common stock), as adjusted to reflect the Reverse Stock Split. The 312,500 shares that PDN is offering to purchase represent approximately 17.2% of our outstanding common stock as of September 23, 2016, or approximately 13.2% on a fully diluted basis after giving effect to the transactions contemplated by the Purchase Agreement. On September 27, 2016, the last trading day before the commencement of the Tender Offer, the last reported sale price of the shares on the NASDAQ Capital Market was $5.60 per share. Stockholders are urged to obtain current market quotations for their shares before deciding whether to tender shares pursuant to the Tender Offer. See Section 7.

This Offer to Purchase and the Letter of Transmittal contain important information that you should read carefully before you make any decision regarding the Tender Offer.

The Tender Offer

1.	Aggregate Purchase Price for Shares; Priority of Purchase; Proration.

General.  Upon the terms and subject to the conditions of the Tender Offer, PDN will purchase 312,500 shares, or such fewer number of shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled expiration date of the Tender Offer, at a price of $9.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest.

The term “expiration date” means 10:00 a.m., New York City time, on October 27, 2016, unless and until PDN shall have extended the period of time during which the Tender Offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the Tender Offer, as so extended by PDN, shall expire. Pursuant to the Purchase Agreement, CFL must agree to any extension of the Tender Offer.  See Section 14 for a description of PDN’s right to extend, delay, terminate or amend the Tender Offer. In the event of an over-subscription of the Tender Offer as described below, shares tendered will be subject to proration. Except as described herein, withdrawal rights expire on the expiration date.

If (1)(a) PDN increases or decreases the price to be paid for shares or (b) PDN decreases the number of shares being sought, and (2) the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of any increase or decrease is first published, sent or given in the manner specified in Section 14, the Tender Offer will be extended until the expiration of ten business days from the date that notice of any increase or decrease is first published. For the purposes of the Tender Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

Pursuant to the Purchase Agreement, CFL must consent to any amendment, change or waiver of any of the terms or conditions of the Tender Offer, including, without limitation, any increase or decrease in the purchase price, any change in the form of consideration payable in the Tender Offer or any decrease in the number of shares sought to be purchased in the Tender Offer.

The Tender Offer is not conditioned upon any minimum number of shares being tendered. The Tender Offer is, however, subject to other conditions. See Section 6.

Only shares properly tendered and not properly withdrawn will be purchased, upon the terms and subject to the conditions of the Tender Offer. However, because of the proration provisions of the Tender Offer, all of the shares tendered will not be purchased if more than the number of shares PDN seeks are properly tendered. All shares tendered and not purchased pursuant to the Tender Offer, including shares not purchased because of proration, will be returned at PDN’s expense promptly after the expiration date. Stockholders also can specify the order in which the specified portions will be purchased in the event that, as a result of the proration provisions or otherwise, some but not all of the tendered shares are purchased pursuant to the Tender Offer. In the event a stockholder does not designate the order and fewer than all shares are purchased due to proration, the order of shares purchased will be selected by the Depositary.

If the number of shares properly tendered and not properly withdrawn prior to the expiration date is fewer than or equal to 312,500 shares, PDN will, upon the terms and subject to the conditions of the Tender Offer, purchase all such shares.

Priority of Purchases.  Upon the terms and subject to the conditions of the Tender Offer, if greater than 312,500 shares have been properly tendered and not properly withdrawn prior to the expiration date, PDN will purchase shares properly tendered and not properly withdrawn prior to the expiration date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until PDN has purchased 312,500 shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that fewer than all shares tendered by a stockholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of shares, none of those shares will be purchased.

Proration.  If proration of tendered shares is required, PDN will determine the proration factor as soon as practicable following the expiration date. Subject to adjustment to avoid the purchase of fractional shares, proration for each stockholder tendering shares shall be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders.

Because of the difficulty in determining the number of shares properly tendered, as described in Section 3, and not properly withdrawn, PDN does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Tender Offer until approximately three business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may be able to obtain preliminary proration information from their brokers.

As described in Section 12, the number of shares that PDN will purchase from a stockholder pursuant to the Tender Offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to that stockholder’s decision whether or not to tender shares and whether or not to condition any tender upon the purchase of a minimum number of shares held by such stockholder. The Letter of Transmittal affords each stockholder who tenders shares registered in such stockholder’s name directly to the Depositary the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration.

This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on PDN’s stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer.

Purpose of the Tender Offer.  We negotiated and structured the terms of the Purchase Agreement to provide for the Tender Offer to provide liquidity to our stockholders by allowing them to receive a purchase price for their shares, on a pro rata basis, equal to the same purchase price at which CFL is purchasing shares from PDN in the Share Issuance.  As the Share Issuance would result in a “change-in-control” of PDN under Delaware law, and because the Share Issuance would not itself result in any payment to our stockholders, as would be the case in a merger transaction (in which the stockholders would receive the merger consideration in exchange for their shares), our Board of Directors, in consultation with its financial advisors and legal counsel, negotiated a mechanism that would afford our stockholders the opportunity to receive, to a certain extent, the same per-share consideration being paid by CFL to us for newly issued shares of our common stock in the Share Issuance.  Our Board of Directors, in consultation with its financial advisors and legal counsel, believed that providing this opportunity to our stockholders to receive liquidity at a substantial premium the market price of our common stock immediately prior to the public announcement of this transaction was in the best interests of PDN and our stockholders.  See “—Description of the Share Issuance—Reasons for the Share Issuance” below.

Although our Board of Directors considered various methods of providing such liquidity to our stockholders in connection with the transaction, including the declaration of a special dividend to all stockholders on a pro rata basis in lieu of the Tender Offer, our Board of Directors believed the Tender Offer to be the optimal method of providing such liquidity.

OUR BOARD OF DIRECTORS HAS AUTHORIZED US TO MAKE THE TENDER OFFER. HOWEVER, NONE OF PDN, THE MEMBERS OF OUR BOARD OF DIRECTORS NOR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE TENDER OFFER. SEE SECTION 2. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

Certain Effects of the Tender Offer.  Upon consummation of the transactions contemplated by the Purchase Agreement, including the Tender Offer, CFL will own 51% and our existing stockholders will own 49%, respectively, of our then outstanding shares of common stock, on a fully diluted basis.  If the Tender Offer is consummated, stockholders that do not tender their shares will realize a proportionate increase in their relative ownership interest in the 49% of our outstanding shares of common stock our existing stockholders will own after the Transactions.

The purchase of shares in the Tender Offer will further reduce the number of shares that might otherwise trade publicly following the Share Issuance and is likely to reduce the number of PDN stockholders. As of September 23, 2016, there were 823,179 issued and outstanding shares held by non-affiliates, as adjusted to reflect the Reverse Stock Split, or approximately 46% of our outstanding common stock. Assuming PDN acquires 312,500 shares in the Tender Offer and as adjusted for the issuance of common stock in connection with the Share Issuance, there will be approximately 1,198,420 shares held by non-affiliates immediately after the Tender Offer, or approximately 30% of our outstanding common stock. This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of the shares without materially affecting the market price.

In addition, following consummation of the Tender Offer, stockholders retaining an equity interest in PDN may also face reduced trading liquidity. Stockholders may be able to sell non-tendered shares in the future, on the NASDAQ Capital Market or otherwise, at a net price which may be higher or lower than $9.60 per share. We can give no assurance, however, as to the price at which a stockholder may be able to sell the shares in the future.  Furthermore, our shares of common stock may be delisted from the NASDAQ Stock Market for failing to comply with the continued listing requirement of maintaining a minimum bid price of at least $1.00 per share. As we previously announced, we have received a delisting notice from the NASDAQ Stock Market with respect to this issue. In order to regain compliance, the closing bid price of our common stock must be $1.00 per share for a minimum of ten consecutive business days by October 10, 2016.  At our annual meeting of stockholders held on September 26, 2016, our stockholders approved a proposal to allow us to effect a reverse stock split of our common stock in a ratio set by our Board of Directors following stockholder approval.  Following the annual meeting, on September 26, 2016, we filed an amendment to our certificate of incorporation to effect a 1-for-8 Reverse Stock Split, which became effective on September 27, 2016.  The purpose of the Reverse Stock Split was to increase the market price of our common stock.  Our Board of Directors believes that a decrease in the number of shares outstanding is likely to improve the trading price for our common stock and improve the likelihood that we will be allowed to maintain our listing on the NASDAQ Capital Market.

The accounting for our purchase of shares in the Tender Offer will result in a reduction of our stockholders’ equity in an amount equal to the aggregate purchase price of the shares we purchase, plus related fees and expenses, and a corresponding reduction in cash and cash equivalents and investments.

Shares we acquire pursuant to the Tender Offer will be retired and no longer be available for us to issue.

Based on the published guidelines of the NASDAQ Stock Market and the conditions of the Tender Offer, we do not believe that our purchase of shares pursuant to the Tender Offer will result in the delisting of the remaining shares on the NASDAQ Capital Market. The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares pursuant to the Tender Offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

The shares are currently “margin securities” under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). This classification has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares under the Tender Offer, the shares remaining outstanding will continue to be margin securities for purposes of the Federal Reserve Board’s margin rules and regulations.

Rule 13e-4 of the Exchange Act prohibits us and our affiliates from purchasing any shares, or other securities convertible into or exercisable for shares, other than pursuant to the Tender Offer, until at least 10 business days following the expiration date, except pursuant to certain limited exemptions provided in Rule 13e-4.

Description of the Share Issuance.  The following includes a summary of the material provisions of the transaction documents relating to the Share Issuance, including the Purchase Agreement (and the form of stockholders’ agreement attached as an exhibit thereto), which we filed as an exhibit to the Issuer Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part.  This summary may not contain all of the information about the Purchase Agreement and related transactions that is important to you. We encourage you to read carefully the Purchase Agreement in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Purchase Agreement and not by this summary or any other information contained in this Offer to Purchase.

Background of the Share Issuance

On August 12, 2016, we entered into the Purchase Agreement with CFL which provides for the Share Issuance. Pursuant to the Purchase Agreement, we have agreed to issue and sell to CFL, and CFL has agreed to purchase, at a price of $9.60 per share, upon the terms and subject to the conditions set forth in the Purchase Agreement, a number of shares of our common stock such that CFL will beneficially own 51% of the outstanding shares of common stock on a fully-diluted basis, after giving effect to the consummation of the transactions contemplated by the Purchase Agreement, including the Tender Offer.

Use of Proceeds

We expect gross proceeds and net proceeds (gross proceeds less the fees and expenses incurred in connection with the negotiation, execution, delivery and performance of the Purchase Agreement and other related transaction documents and the consummation of the transactions contemplated thereby) of the transaction contemplated by the Purchase Agreement to be approximately $20.5 million and approximately $17.6 million respectively, assuming no exercise of the Co-Sale Right (as later defined) assuming that we purchase the full number of shares offered to be purchased in the Tender Offer. If the Co-Sale Right is exercised in full, we expect the gross proceeds and net proceeds to be approximately $16.5 million and approximately $13.6 million, respectively.  Of the net proceeds, we expect to use (i) approximately $1.6 million to fully pay off our master credit facility and pay associated fees (based on our outstanding borrowings as of August 31, 2016), (ii) up to $3.0 million to consummate the Tender Offer and (iii) the remainder for general corporate and working capital purposes including to implement the productivity improvement initiatives that we have identified as key to our ability to deliver profitable growth over the long-term.

Reasons for the Share Issuance

Our Board of Directors has determined that the Share Issuance and the Purchase Agreement, the related transaction agreements and the transactions contemplated thereby, are in the best interests of PDN and its stockholders.  In reaching its determination, our Board of Directors consulted with our management, financial advisors and legal counsel and considered a number of factors, including the following:

●	our need for a significant capital infusion by the end of 2016 in order to continue as a going concern, in light of our limited current cash levels and current and projected monthly cash burn rates;

●	our Board of Director’s belief that, without a significant infusion of cash, we would not be able to implement the productivity improvement initiatives that we believe are key to our ability to deliver profitable growth over the long-term, including expansion of our digital marketing team, optimization of all technology platforms, development of a robust content strategy and the implementation of big data strategies to leverage our marketing investment, and that the Share Issuance has been structured in a manner to provide us such funds to permit us to implement these initiatives which we anticipate will improve our short-term and long-term business prospects;

●	the financial terms of the transaction, including the fact that the consideration of $1.20 per share ($9.60 after giving effect to the Reverse Stock Split) represented a 126% premium to the closing price of our common stock on the NASDAQ Capital Market on August 12, 2016, the last trading day prior to our entry into the Purchase Agreement, and a 114% premium to the average of the closing price of our common stock during the twelve-month period immediately preceding August 12, 2016;

●	the judgment of our Board of Directors, after discussions with its financial advisors, that there were no alternative financing opportunities that would provide us with the significant amount of required capital on a timely basis and on acceptable terms, if at all, in light of general market and liquidity conditions, the market price and trading volume of our common shares, and our business prospects;

●	the fact that the transactions contemplated by the Purchase Agreement were structured to include the Tender Offer, which enables us to distribute a portion of the proceeds of the Share Issuance to our existing stockholders, thereby allowing existing stockholders to receive liquidity for a portion of their shares, while also retaining an interest in PDN that has more capital to pursue its long term strategies to generate returns for its investors;

●	the opportunity to fully pay off our master credit agreement which will lower our leverage, release the lien on all of our assets and lower the risk of credit default;

●	the minority stockholder protections that the Board of Directors was able to negotiate as part of the Share Issuance, including that:

○	as of the closing of the Share Issuance, the majority of the individuals that the CFL Group is permitted to designate for appointment to the Board of Directors are required to be “independent” directors, as defined under the NASDAQ Listing Rules;

○	unless otherwise approved by the majority of the independent directors then on the Board of Directors, including one independent director not nominated by CFL, we will not avail itself of the “controlled company” exception of the NASDAQ Listing Rules, which means that the majority of the Board of Directors and all of the members of the Audit, Compensation and Nominating committees will continue to be independent; and

●	standstill provisions that provide that:

○	members of the CFL Group will be prohibited from acquiring beneficial ownership of more than 51% of the outstanding shares of common stock on a fully-diluted basis, directly from us or through a tender offer;

○	the ability of members of the CFL Group to make open market purchases or privately negotiated purchases will be limited to those purchase that would not result in PDN having fewer than 350 stockholders, thus preventing the CFL Group from causing us to fall below the number of stockholders required to maintain a listing on the NASDAQ Capital Market; and

○	members of the CFL Group will not facilitate, support or engage in a proxy contest, submit proposals to the Board of Directors other than as permitted by the stockholders’ agreement (described below) and take any action to change the composition of the Board of Directors or its committees such that we would not be in compliance with the NASDAQ Listing Rules.

Purchase Agreement

Issuance and Sale of Common Stock; Tender Offer; Co-Sale Right

In accordance with the terms of the Purchase Agreement, assuming that we purchase the full number of shares offered to be purchased in the Tender Offer, CFL will acquire 2,140,350 shares of common stock from us (subject to reduction for shares purchased by CFL from our existing stockholder pursuant to the Co-Sale Right).

We intend to use a portion of the proceeds from the Share Issuance to consummate the Tender Offer, which we expect to close after the closing of the Share Issuance.

Call Option

Pursuant to the Purchase Agreement, if, immediately following the consummation of the Tender Offer and after giving effect to our purchase of shares in the Tender Offer, the aggregate number of shares of common stock held by CFL is less than 51% of the outstanding shares of common stock, on a fully-diluted basis, then beginning 10 days after the closing of the Tender Offer, CFL shall have an option (the “Call Option”) to purchase, at $9.60 per share, such additional number of shares of common stock (the “Call Option Shares”) so that immediately following the purchase of the Call Option Shares, CFL beneficially owns 51% of the outstanding shares of common stock on a fully-diluted basis.

Representations and Warranties

The Purchase Agreement contains representations and warranties of PDN as to, among other things:

●	our corporate organization, existence and good standing and that of our subsidiaries, and our power and authority of PDN and that of our subsidiaries to own their respective properties and carry on their respective business;

●	our power and authority to enter into the Purchase Agreement and other transaction documents and to consummate the transactions contemplated thereby, subject to the approval by our stockholders of the Share Issuance and an amendment to our certificate of incorporation, as amended, to increase the number of authorized shares of common stock from approximately 3.1 million to 45 million;

●	the absence of certain violations, defaults, or consent requirements under certain contracts, organizational documents and law, in each case arising out of the execution and delivery of, and consummation of the transactions contemplated by, the Purchase Agreement and other transaction documents;

●	required regulatory filings and authorizations, consents or approvals of governmental entities;

●	the listing of our common stock on, and our compliance with the listing requirements of the NASDAQ Capital Market;

●	our capitalization;

●	our subsidiaries;

●	matters relating to our filings with the SEC, financial statements, and liabilities;

●	the absence of certain litigation, actions, proceedings, inquiries and governmental investigations relating to us;

●	our and our subsidiaries’ compliance with applicable laws during the last three years and possession of necessary authorizations and permits;

●	compliance with the Foreign Corrupt Practices Act and other anti-corruption and anti-money laundering laws;

●	employee relations, employee benefit plans and employee matters;

●	tax matters;

●	our and our subsidiaries’ insurance policies;

●	internal accounting and disclosure controls;

●	our and our subsidiaries’ title to assets;

●	the absence of certain changes or events since December 31, 2015;

●	the absence of any undisclosed fees owed to investment bankers, financial advisors or brokers in connection with the transactions contemplated by the Purchase Agreement;

●	matters relating to information to be included in required filings with the SEC in connection with the transactions contemplated by the Purchase Agreement;

●	our and our subsidiaries’ material contracts;

●	compliance with SEC and NASDAQ Stock Market rules and regulations;

●	absence of related party transactions;

●	our solvency;

●	our receipt of an opinion from Cassel Salpeter & Co., LLC, our financial advisor; and

●	certain provisions of Delaware law.

The Purchase Agreement contains representations and warranties of CFL as to, among other things:

●	its organization, existence and good standing;

●	the power and authority of CFL to enter into the Purchase Agreement and the other transaction documents to which CFL is a party and to consummate the transactions contemplated thereby;

●	the absence of certain violations, defaults, or consent requirements under certain contracts, organizational documents and law, in each case arising out of the execution and delivery of, and consummation of the transactions contemplated by, the Purchase Agreement;

●	required regulatory filings with or actions of governmental entities;

●	CFL’s receipt of certain information;

●	CFL’s knowledge, sophistication and experience;

●	CFL’s status as an “accredited investor”;

●	securities law matters;

●	the operations of CFL and its ownership prior to the completion of the Share Issuance;

●	its ownership of shares of our common stock or of our other securities; and

●	the availability of funds sufficient to pay the purchase price at the closing of the Share Issuance.

Conduct of the Business Pending Closing

The Purchase Agreement provides that until the closing of the Share Issuance, subject to certain exceptions in the Purchase Agreement, we will, and will cause each of our subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to preserve intact its business organization and relationships with third parties and to keep available the services of its present officers and key employees. The Purchase Agreement further provides that during such period, we will not take, and will not permit any of our subsidiaries to take, among others, the following actions (subject, in some cases, to certain exceptions), other than with CFL’s prior written consent and as contemplated by the Purchase Agreement:

●	redeem, repurchase or otherwise acquire or split, combine or reclassify the terms of any of our securities, other than in connection with the Tender Offer;

●	declare, set aside or pay any dividend or other distribution with respect to shares of our or our subsidiaries’ respective capital stock;

●	issue or sell any of our securities, including grants or awards under our equity compensation plan, except for the issuance of securities (a) upon the exercise or conversion of our outstanding stock options, warrants or other convertible securities and (b) in connection with the Share Issuance, or amend any term of any of our outstanding securities;

●	sell, lease, transfer or encumber any of their respective assets other than in the ordinary course of business consistent with past practice;

●	amend our certificate of incorporation, bylaws or other similar organizational documents and that of our subsidiaries, other than in connection with the increase of authorized shares of our common stock as contemplated by the Purchase Agreement and described below;

●	acquire, by merger, acquisition of stock or assets or otherwise, any amount of assets, securities, properties, interests or businesses, other than in the ordinary course of business consistent with past practice;

●	incur indebtedness, other than pursuant to our existing credit facilities and similar agreements;

●	make capital expenditures in excess of $100,000;

●	make certain loans, advances and investments;

●	modify, amend or waive any term or provision of specified agreements;

●	increase or agree to increase compensation or benefits to our or our subsidiaries’ existing and former officers, directors, employees and consultants; grant or increase or agree to grant or increase severance or termination pay of our or our subsidiaries’ existing and former officers, directors, employees and consultants; adopt, enter into, modify or terminate any employee benefit or compensation plan; terminate the employment of any of our or our subsidiaries’ officers other than for cause; grant or agree to grant any new awards or modify any existing awards under any employee benefit or compensation plan; forgive any loans or enter into or make loans to any of our or our subsidiaries’ current or former officers, directors, employees or consultants; enter into any collective bargaining agreement or other agreement with a labor union or similar organization; or plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of our employees;

●	adopt a plan or agreement concerning our or our subsidiaries’ complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

●	agree, resolve or commit to do any of the foregoing.

Alternative Transaction Proposals

The Purchase Agreement contains certain restrictions on our ability to solicit or knowingly encourage or facilitate a proposal for an alternative transaction to those contemplated by the Purchase Agreement, to engage, continue or participate in any discussions or negotiations regarding an alternative transaction proposal, or to enter into any definitive agreement, or any letter of intent or agreement in principle, relating to an alternative transaction proposal. Specifically, until the closing or the termination of the Purchase Agreement in accordance with its terms, we are prohibited from:

●	directly or indirectly soliciting, initiating, inducing, knowingly facilitating or knowingly encouraging any inquiries, or the making, announcement or submission to us, of any proposal that is, or could reasonably be expected to lead to, an “Acquisition Proposal”;

●	entering into, engaging, continuing or participating in discussions or negotiations with, furnishing any information to, or providing access to our business, properties, assets, books or records or that of our subsidiaries, or otherwise cooperate with, or assist any party who has made or informed us of its intention to make, any proposal that is, or could reasonably be expected to lead to, an Acquisition Proposal; or

●	entering into a definitive agreement with respect to an Acquisition Proposal.

An “Acquisition Proposal” is defined in the Purchase Agreement as (i) any offer or proposal (including any tender or exchange offer) to acquire 15% or more of our and our subsidiaries’ assets or properties, taken as a whole, 15% or more of our and our subsidiaries’ consolidated net revenues or consolidated net income, or 15% or more of any class of equity or voting securities of our or any of our subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of our consolidated assets, (ii) any issuance or sale or other disposition by us of equity interests representing 15% or more of the aggregate voting power of the then outstanding shares of common stock, or (iii) any merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving us or any of our significant subsidiaries, in each case other than the transactions contemplated by the Purchase Agreement.

We are, however, permitted to furnish information to, and engage in discussions and negotiations with, any third party who makes a bona-fide, written Acquisition Proposal if:

●	the Acquisition Proposal did not result directly or indirectly from our breach of our non-solicitation covenants under the Purchase Agreement;

●	the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that (i) the Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal (as defined below) and (ii) the failure to take such actions would be inconsistent with the Board’s fiduciary duties under applicable law; and

●	we have given CFL prior written notice of our intention to take such actions as required under the Purchase Agreement.

A “Superior Proposal” is defined in the Purchase Agreement as an unsolicited bona fide written Acquisition Proposal (except that references in the definition of “Acquisition Proposal” to “15% or more” are replaced by “50% or more” for purposes of the definition of Superior Proposal) that is not attributable to our breach of our non-solicitation covenants under the Purchase Agreement or to any material breach by us of any other provisions of the Purchase Agreement, which the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including financing, stockholder litigation and breakup fee and expense reimbursement provisions) and the party making the proposal, (i) is reasonably likely to be consummated on the terms proposed, (ii) to the extent financing is required, such financing is then fully committed on customary terms and conditions, (iii) the per-share consideration offered is greater than the $9.60 per share price CFL is paying in the Share Issuance (including, if the per-share consideration is not all cash, a determination by the Board in good faith by majority vote, after consultation with its financial advisor, to such effect), and (iv) is otherwise on terms the Board has determined is superior, from a financial point of view, to the transactions contemplated by the Purchase Agreement.

We must notify CFL promptly (and in any event within 24 hours) after receipt by us or any of our subsidiaries’ or representatives’ of any Acquisition Proposal or any request for information relating to us or any of our subsidiaries or for access to our or our subsidiaries’ business, properties, assets, books or records by any third party, which notice must include the material terms and conditions of any such Acquisition Proposal and the identity of the party making such Acquisition Proposal, and must provide copies of all correspondence and other written materials sent or provided to us or any of our representatives relating to any material developments, discussions or negotiations with respect thereto.  Furthermore, we must promptly (and in any event within 24 hours) make available to CFL any such information that is provided to any such third party by us or on our behalf and which was not previously provided or made available to CFL.

Except as expressly permitted by the Purchase Agreement, the Board may not:

●	fail to make or include in the proxy statement for the special meeting the Board’s recommendations that our stockholders vote to approve the Authorized Shares Proposal and the Share Issuance at the special meeting;

●	change, modify, withhold, qualify or withdraw (or resolve or propose publicly to do any of the foregoing), in a manner adverse to CFL, the Board’s recommendations that our stockholders vote to approve the Authorized Shares Proposal and the Share Issuance at the special meeting in a manner adverse to CFL, or take any public action or make any public statement inconsistent with such recommendations;

●	take any action or make any recommendation or public announcement or filing in response to a tender or exchange offer commenced by any third party, other than an express recommendation that our stockholders reject such tender or exchange offer and certain other permitted statements; or

●	enter into, approve, adopt or recommend any Acquisition Proposal or any definitive agreement (other than a permitted confidentiality agreement) relating thereto (any of the foregoing, a “PDN Recommendation Change”).

However, at any time before our stockholders approve the Authorized Share Proposal and the Share Issuance, the Board is permitted to make a PDN Recommendation Change:

●	in response to a Superior Proposal that has been made and not withdrawn and continues to be a Superior Proposal and which did not result from a violation in any material respect by us of our non-solicitation covenants under the Purchase Agreement, or

●	if an Intervening Event (as defied below) has occurred;

provided that:

●	the Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with the Board’s fiduciary duties under applicable law;

●	we notify CFL in writing of our intention to duly convene a meeting of the Board to consider making a PDN Recommendation Change within 24 hours after the Board determines to convene such a meeting and at least four business days prior to convening such meeting, which notice must provide certain information concerning the Superior Proposal or the Intervening Event, as applicable, required by the Purchase Agreement; and

●	the Board has given CFL four business days to (i) in the case of a Superior Proposal, make a binding offer that, as determined by the Board in good faith, after consultation with its financial advisor and outside legal counsel, is at least as favorable to us and our stockholders as the Superior Proposal or (ii) in the case of an Intervening Event, make a binding offer that, as determined by the Board in good faith, after consultation with its financial advisor and outside legal counsel, eliminates the need for the Board to make or consider making a PDN Recommendation Change.

An “Intervening Event” is defined in the Purchase Agreement as an event, state of facts, change, discovery, development or circumstance relating specifically to us that arises after the date of the Purchase Agreement and is continuing on any date of determination that was not known or reasonably foreseeable by the Board before as of prior to the date of the Purchase Agreement, and which is materially beneficial to our and our subsidiaries’ business, assets, liabilities, financial condition, results of operation or prospects, taken as a whole, with certain exceptions set forth in the Purchase Agreement, including changes in market price of the common stock (although the underlying reasons for the stock price increase may be deemed to be an Intervening Event) and our exceeding internal or published forecasts or projections (although the underlying reasons for such occurrence may be deemed to be an Intervening Event).

Other Covenants and Agreements

Proxy Statement; Special Meeting.  Pursuant to the Purchase Agreement, we are required to give notice of, convene and hold a special meeting of our stockholders for the purpose of considering and taking action on the Share Issuance and the Authorized Shares Proposal.

Certain Filings; Listing of Common Stock.  We must make those specified filings and reports required in connection with the offer and sale of the shares of common stock to CFL under the Purchase Agreement.  In addition, we have agreed to use our reasonable best efforts to maintain our listing or authorization for quotation on the NASDAQ Capital Market, and to refrain from taking any action that would be reasonably expected to result in the delisting or suspension of our common stock on the NASDAQ Capital Market.

Board of Directors.  Pursuant to the Purchase Agreement and the stockholders’ agreement to be entered into on the closing of the Share Issuance, effective as of the closing of the Share Issuance, our Board of Directors will consist of nine directors, and CFL will have the right to nominate one director for every 9.9% of total voting power that CFL, the CFL Shareholders and their respective controlled affiliates (collectively, the “CFL Group”) beneficially own, up to a maximum of six directors. We have agreed to take all actions necessary to cause sufficient vacancies on the Board of Directors to accommodate such nominations, including by making any necessary amendments to the bylaws.  See the description of the stockholders’ agreement below for additional information regarding the composition of the Board of Directors following the closing of the Share Issuance.

Director and Officer Liability Insurance; Indemnification Arrangements.  Pursuant to the Purchase Agreement, we are required to purchase prior to the closing of the Share Issuance (1) an officers’ and directors’ liability insurance “tail policy”, with a term of at least six years following the closing of the Share Issuance, covering our and our subsidiaries’ current and former directors and officers and any employee of ours or of any subsidiary who is a fiduciary under any of our benefit plans for events occurring at or prior to the closing of the Share Issuance and (2) an officers’ and directors’ liability insurance policy, with a term of at least six years following the closing of the Share Issuance, covering our and our subsidiaries’ directors and officers and any employee of ours or of any subsidiary who is a fiduciary under any of our benefit plans for events occurring after the closing of the Share Issuance, in each case of (1) and (2) on terms no less favorable than our existing officers’ and directors’ liability policy, subject to certain limitations on the amount of the premiums.

Credit Facility.  Pursuant to the Purchase Agreement, we must take all actions necessary to repay all amounts owed under, and to terminate, our master credit facility, to cause the release of all security interests created thereunder, and to cause the termination of the board representation agreement with the lender under the master credit facility.

Other Covenants.  The Purchase Agreement contains additional agreements between us and CFL relating to, among other things:

●	publicity, including the issuance of press releases and filings with the SEC relating to the Share Issuance;

●	the filing of a joint voluntary notice with CFIUS; and

●	our use of proceeds from the Share Issuance.

Escrow.  Pursuant to the terms of the Purchase Agreement, we and CFL entered into an escrow agreement, pursuant to which CFL deposited approximately $1.7 million in an escrow account.  This escrow amount is intended to serve as security for CFL’s potential termination fee obligations as described below under “—Termination Fee,” and will be applied to the purchase price for the shares of common stock to be purchased by CFL at the closing of the Share Issuance.

Equity Commitment; Specific Performance.  Pursuant to the terms of the Purchase Agreement, CFL has received an equity commitment letter from the CFL Shareholders, pursuant to which the CFL Shareholders have committed to fund the purchase price at the closing of the Share Issuance.  We will be entitled to seek specific performance of the funding contemplated by the equity commitment letter and to cause CFL to consummate the Share Issuance if:

●	all of the conditions set forth in the Purchase Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Share Issuance);

●	CFL has failed to consummate the closing of the Share Issuance within three business days following the date that such closing should have occurred in accordance with the terms of the Purchase Agreement and we have provided written notice to CFL that we were ready and willing to consummate the closing of the Share Issuance during such period;

●	CFL has failed to consummate the closing of the Share Issuance within three business days following receipt of our notice described above; and

●	the Purchase Agreement has not been terminated in accordance with its terms.

If we are granted specific performance and the funding has occurred pursuant to the equity commitment letter, we and CFL will be required to consummate the closing of the Share Issuance.

Adjustments to common stock.  Pursuant to the Purchase Agreement, if prior to the closing of the Share Issuance, the number of outstanding shares of common stock are changed into a different number of shares as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, issuer tender offer or other similar transaction, then the number of shares of common stock and the per share price shall be adjusted.

Conditions to Closing

Our obligation and that of CFL to consummate the Share Issuance is subject to the satisfaction or waiver of the following conditions:

●	each of the Authorized Shares Proposal and the Share Issuance shall have been approved by the requisite vote of our stockholders;

●	the absence of any final, non-appealable restraining order, injunction or similar order or legal restraint or prohibition which remains in effect and enjoins or otherwise prohibits the consummation of the transactions contemplated by the Purchase Agreement;

●	we shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the completion of the Share Issuance; and

●	we and CFL shall have received approval from CFIUS.

The obligation of CFL to consummate the Share Issuance is also subject to the satisfaction of the following conditions:

●	our representations and warranties shall be true and correct (without regard to any “materiality” or “material adverse effect” or similar qualifications contained in them) as of the date of the Purchase Agreement and as of the closing of the Share Issuance as though made on and as of such date of closing, except (i) that certain of our representations and warranties must be true and correct in all respects and certain representations and warranties that address matters only as of a particular date need only be true and correct as of such date and (ii) for such failures to be true and correct that, individually and in the aggregate, have not had, and would not be likely to have, a material adverse effect on us;

●	we shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by us at or prior to the closing of the Share Issuance;

●	we shall have delivered to CFL certain documents and other items, including the duly executed stockholders’ agreement, a certificate, signed by one of our duly authorized officers certifying to the matters in the above two bullets, a report of our transfer agent regarding matters relating to the Tender Offer and irrevocable instructions to the transfer agent with respect to the shares of our common stock to be purchased by CFL pursuant to the Purchase Agreement;

●	we shall have duly executed and delivered to CFL each of the transaction documents to which we are a party; and

●	no change or event shall have occurred and no circumstances shall exist which have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on us.

Our obligation to consummate the Share Issuance is also subject to the satisfaction of the following conditions:

●	the representations and warranties of CFL shall be true and correct (without regard to any “materiality” or “material adverse effect” or similar qualifications contained in them) as of the date of the Purchase Agreement and as of the closing of the Share Issuance as though made on and as of such date of closing, except (i) that certain representations and warranties of CFL must be true and correct in all respects and certain representations and warranties that address matters only as of a particular date need only be true and correct as of such date and (ii) for such failures to be true and correct that, individually and in the aggregate, have not had, and would not be likely to have, a material adverse effect on CFL or its ability to perform any of its obligations under the Purchase Agreement or any of the other documents to which it is a party;

●	CFL shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by CFL at or prior to the closing of the Share Issuance;

●	CFL shall have delivered to us the duly executed stockholders’ agreement, a certificate, signed by a duly authorized officer of CFL certifying to the matters in the above two bullets; and

●	CFL shall have delivered an amount in cash equal to the purchase price less the $1.7 million held in escrow as described above, and we and CFL shall have caused the escrow agent to release the escrow amount to us in accordance with the escrow agreement; and

●	CFL shall have duly executed and delivered to us each of the transaction documents to which it is a party.

Survival and Indemnification

Survival.  The Purchase Agreement provides that all representations and warranties contained in the Purchase Agreement will survive the closing of the Share Issuance for two years.  In addition, none of the pre-closing covenants will survive the closing of the Share Issuance and any post-closing covenants will survive such date of closing for the earlier of (i) the period contemplated by their respective terms and (ii) until performed.  However, a claim that is asserted in good faith and with specificity and given with proper notice to the other party prior to the expiration date of the applicable survival period will not be barred by the expiration of such period and will survive until finally resolved.

Indemnification and Reimbursement of Expenses.  Pursuant to the Purchase Agreement, following the closing of the Share Issuance, we and CFL have agreed to indemnify and hold the other party and its respective directors, officers, employees, stockholders, partners, members and investors and their respective agents and representatives (each a “PDN Indemnified Party” or “CFL Indemnified Party”, as the case may be, and collectively the “Indemnified Parties”) harmless from all losses, liabilities, obligations, claims, contingencies, damages, costs, expenses, actions, causes of action, suits, penalties and fees, including all judgments, amounts paid in settlements, court costs and reasonable out-of-pocket attorneys’ fees and costs of investigation (collectively, “Losses”) that any such Indemnified Party may suffer or incur as a result of, or arising out of or relating to:

●	the other party’s breach of any representation or warranty contained in the Purchase Agreement or any other transaction document; or

●	any breach by the other party of any covenant, agreement or obligation contained in the Purchase Agreement or any other transaction document.

In addition, we must reimburse each CFL Indemnified Party and CFL must reimburse each PDN Indemnified Party for its expenses incurred in connection with such Losses.

Limitations on Indemnification.  Claims for indemnification by us or CFL are subject to certain limitations, including time limits (as described above under “—Survival”) and a deductible, basket and cap on indemnification amounts depending on the nature of the claim.  Specifically, neither we nor CFL will be liable to an Indemnified Party for any Losses resulting from one or more breaches of representations or warranties unless and until the aggregate amount of such Losses exceeds 1% of the aggregate purchase price (the “Basket”), in which case we or CFL, as the case may be, would be liable for all such Losses, including those Losses incurred prior to exceeding the Basket.  However, neither we nor CFL will be liable to an Indemnified Party for any Losses relating to a claim where the individual or series of related Losses do not exceed 0.29% of the aggregate purchase price, and such Losses would not count toward the Basket described in the preceding sentence.

The cumulative indemnification obligations of each of PDN and CFL will be limited to a cap of 10% of the aggregate purchase price (the “10% Cap”).  However, the 10% Cap will not apply with respect to Losses arising out of a breach of certain of our or CFL’s representations and warranties, including:

●	with respect to us, our representations and warranties relating to our organization, existence and good standing, subsidiaries, authorization, enforcement and validity, issuance of common stock in the Share Issuance, capitalization, disqualification events, and payment of placement agent fees; and

●	with respect to CFL, its representations and warranties relating to organization, existence and good standing, authorization, enforcement and validity, no public sale or distribution, accredited investor status, transfer and resale, general solicitation, knowledge, sophistication and experience, access to information and availability of funds.

In any such case, we or CFL, as the case may be, will be obligated to indemnify the Indemnified Party for Losses up to an amount equal to the aggregate purchase price for the shares of common stock to be sold to CFL in the Share Issuance.

In addition, there is no basket or cap with respect to breaches of covenants, agreements or obligations contained in the Purchase Agreement or any other transaction document.

Termination

The Purchase Agreement may be terminated and the transactions contemplated thereby may be abandoned prior to the closing of the Share Issuance as follows:

●	by our and CFL’s mutual written consent, by action of our and their respective boards of directors or similar governing body;

●	by either CFL or us if:

o	there shall be any final and non-appealable restraining order, injunction or similar order or legal restraint or prohibition of any governmental authority of competent jurisdiction which remains in effect and enjoins or otherwise prohibits the consummation of the Share Issuance or any of the other transactions contemplated by the Purchase Agreement;

o	at the special meeting, our stockholders shall have failed to approve either the Share Issuance or the Authorized Shares Proposal; or

o	if the closing of the Share Issuance does not occur by December 30, 2016, provided that the party seeking to terminate for this reason shall not have breached its obligations in any material respect in any manner that is the primary cause of the failure of the closing of the Share Issuance to occur by such date; or

●	by CFL, if:

o	we shall have breached or failed to perform any of our representations, warranties, covenants or agreements contained in the Purchase Agreement such that certain conditions would not be satisfied and either (a) such breach is not capable of being cured or (b) if such breach is curable, such breach shall not have been cured prior to the earlier of (i) fifteen days following notice of such breach and (ii) December 29, 2016;

o	we breach, in any material respect, any of our obligations with respect to our covenants described above under “—Alternative Transaction Proposals” (collectively, the “No Shop Covenants”);

o	our Board of Directors recommends, or fails to recommend, against an Acquisition Proposal, or fails under certain circumstances and within certain timeframes to reaffirm its recommendation of the Share Issuance and the Authorized Shares Proposal; or

●	by us, if:

o	CFL shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Purchase Agreement such that certain conditions would not be satisfied and either (a) such breach is not capable of being cured or (b) if such breach is curable, such breach shall not have been cured prior to the earlier of (i) fifteen days following notice of such breach and (ii) December 29, 2016;

o	all conditions to the closing of the Share Issuance have been satisfied or waived, CFL fails to consummate the transactions contemplated by the Purchase Agreement within three business days following the date such closing should have occurred pursuant to the terms of the Purchase Agreement, we provide written notice to CFL that we are ready and willing to consummate the closing of the Share Issuance during such period and CFL fails to consummate such closing within three business days after delivery of such notice; or

o	we have received a Superior Proposal, have satisfied our obligations with respect to the No Shop Covenants, our Board of Directors approves and we enter into a definitive transaction agreement with respect to such Superior Proposal, and we pay the required termination fee to CFL (as described below).

Termination Fee

Pursuant to the Purchase Agreement, we are required to pay CFL a termination fee of $615,000 in the event that:

●	the Purchase Agreement is terminated by CFL because our Board of Directors recommends, or fails to recommend against, an Acquisition Proposal, or fails under certain circumstances and within certain timeframes to reaffirm its recommendation of the Share Issuance and the Authorized Shares Proposal;

●	we terminate the Purchase Agreement because we have received a Superior Proposal, have satisfied our obligations with respect to the No Shop Covenants, and our Board of Directors approves, and we enter into, a definitive transaction agreement with respect to such Superior Proposal; or

●	the Purchase Agreement is terminated for any of the following reasons, in circumstances where an Acquisition Proposal has been made to us and not withdrawn prior to the date of termination of the Purchase Agreement, and within twelve months of such termination, we enter into a definitive transaction agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated:

o	by us or CFL because at the special meeting, our stockholders have failed to approve either the Share Issuance or the Authorized Shares Proposal,

o	by us or CFL because the closing of the Share Issuance has not occurred by December 30, 2016 and the party seeking to terminate for this reason has not breached its obligations in any material respect in any manner that is the primary cause of the failure of the closing to occur by such date,

o	by CFL because we have breached or failed to perform any of our representations, warranties, covenants or agreements contained in the Purchase Agreement such that certain conditions would not be satisfied and either (x) such breach is not capable of being cured or (y) if such breach is curable, such breach has not been cured prior to the earlier of (1) fifteen days following notice of such breach and (2) December 29, 2016, or

o	by CFL because we have breached our obligations with respect to our No Shop Covenants in any material respect.

In addition, the escrow agent will be required to release to us the full $1.7 million escrow amount funded by CFL as a “reverse” termination fee in the event that the Purchase Agreement is terminated by us because:

●	CFL has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Purchase Agreement such that certain conditions would not be satisfied and either (a) such breach is not capable of being cured or (b) if such breach is curable, such breach has not been cured prior to the earlier of (i) fifteen days following notice of such breach and (ii) December 29, 2016; or

●	all conditions to the closing of the Share Issuance have been satisfied or waived, CFL has failed to consummate the transactions contemplated by the Purchase Agreement within three business days following the date such closing of the Share Issuance should have occurred pursuant to the terms of the Purchase Agreement, we have provided written notice to CFL that it we are ready and willing to consummate the closing of the Share Issuance during such period and CFL has failed to consummate such closing within three business days after delivery of such notice.

Other Fees, Costs and Expenses

Pursuant to the Purchase Agreement, each party shall bear its own expenses. However, if the Purchase Agreement is terminated by CFL (1) because we have breached or failed to perform any of our representations, warranties, covenants or agreements contained in the Purchase Agreement such that certain conditions would not be satisfied (subject to the cure procedures described above) or (2) because we have breached our obligations with respect to our No Shop Covenants in any material respect, and, in either case, our breach giving rise to the termination was intentional, then, we would be required to reimburse CFL for its costs and expenses in connection with the Share Issuance, up to a maximum amount of $205,000.

Stockholders’ Agreement

At the closing of the Share Issuance, we will enter into the stockholders’ agreement with CFL and each of the shareholders of CFL (the “CFL Shareholders”).  The form of the stockholders’ agreement is attached as an exhibit to the Purchase Agreement, which we filed as an exhibit to the Issuer Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part.  As described below, the stockholders’ agreement sets forth the agreement of us, CFL and the CFL Shareholders relating to board representation rights, transfer restrictions, standstill provisions, voting, registration rights and other matters following the closing of the Share Issuance.

Restrictions on Acquisition of Additional Securities

Under the stockholders’ agreement, members of the CFL Group will be prohibited from directly or indirectly acquiring, agreeing to acquire or publicly proposing or offering to acquire any shares of common stock directly from us or commencing any tender offer or exchange offer for any shares of common stock, in each case which would cause the aggregate beneficial ownership of members of the CFL Group to exceed 51% of the then outstanding shares of common stock, on a fully-diluted basis.  In addition, members of the CFL Group are prohibited from directly or indirectly acquiring, agreeing to acquire or publicly proposing or offering to acquire directly or indirectly, or commencing any tender offer or exchange offer for, any other of our capital stock or debt securities. Any common stock or rights to acquire common stock granted to an affiliate of CFL or a CFL Shareholder in his or her capacity as our employee, director or officer pursuant to a Board-approved compensation or equity plan are excluded from this beneficial ownership cap and are to be excluded from the calculation of the beneficial ownership of members of the CFL Group.

Notwithstanding the foregoing, members of the CFL Group will have the right to make open market purchases or privately-negotiated purchases from our stockholders of additional shares of our common stock up to any amount, provided that, as a result of such purchases, we do not have fewer than 350 stockholders, thus preventing the CFL Group from causing us to fall below the number of stockholders required to maintain a listing on the NASDAQ Capital Market.

Participation Right in Future Equity Issuances

For so long as members of the CFL Group beneficially own at least 25% of our common stock, CFL and the CFL Shareholders will have a participation right with respect to any future issuances of common stock by us, such that CFL and the CFL Shareholders may purchase an amount of shares necessary to maintain its then-current beneficial ownership interest, up to a maximum of 51% of our then-outstanding common stock, on a fully-diluted basis subject to certain exceptions.  This participation right will not apply to any issuance by us:

●	as consideration in any merger, acquisition or similar strategic transaction approved by the Board of Directors;

●	to directors, officers or employees, advisors or consultants pursuant to a compensation, incentive or similar plan approved by the Board of Directors;

●	as a result of the conversion of convertible securities or the exercise of any warrants, options or other rights to acquire our capital stock; or

●	in an “at the market offering” or other continuous offering of equity securities by us.

This participation right shall also not apply to the extent that, as a result of the exercise thereof, CFL and the CFL Shareholders would beneficially own greater than 51% of our then outstanding common stock, on a fully-diluted basis.

Standstill

The stockholders’ agreement contains standstill provisions that, among other things and subject to certain exceptions, will prohibit members of the CFL Group from, directly or indirectly:

●	facilitating, knowingly encouraging, inducing, supporting or becoming a “participant” in, or a member of certain “groups” (as defined in Section 13(d) of the Exchange Act) formed for the purposes of acting with respect to, any solicitation of proxies or consents with respect to any proposal submitted to the holders of our voting securities for their consideration, vote or consent, other than any such proposal included in our definitive proxy statement including the affirmative recommendation of our Board of Directors;

●	submitting, or inducing, facilitating or knowingly encouraging the making or submission by any person or entity to our Board of Directors, management or any of our security holders, any proposal providing for or contemplating any merger, acquisition, sale, lease, mortgage, encumbrance or pledge or other transfer of all or a material portion of the assets of, business combination, amalgamation, share exchange, tender or exchange offer, recapitalization, reorganization, spin-off, issuance or sale or purchase or shares of any class of capital stock, dissolution, liquidation or winding up, or any similar transaction involving our or any of our subsidiaries’ securities, assets or businesses, except for an acquisition proposal for all of the outstanding common stock satisfying the conditions described below; or

●	taking any action, directly or indirectly, to change the composition of our Board of Directors or its committees such that they no longer satisfy applicable NASDAQ listing rules regarding board and committee independence.

These restrictions generally do not prohibit members of the CFL Group from:

●	making a bona fide private acquisition proposal to us to acquire all outstanding shares of common stock not then beneficially owned by members of the CFL Group, provided such proposal contemplates the acquisition of all shares of common stock for 100% cash consideration and is expressly and irrevocably conditioned at the time the proposal is made on the approval of both a committee (a “Special Committee”) of the Board of Directors comprised solely of independent directors, a majority of which are not CFL Board Designees (as defined below) and the affirmative vote of a majority of the outstanding shares of common stock not then beneficially owned by the CFL Group; or

●	transferring their shares of common stock in connection with a third-party tender offer or a third-party business combination proposal, provided that:

o	such third-party tender offer or proposal was not commenced or conducted as a result of a breach of the standstill provisions of the stockholders’ agreement; and

o	no such transfer shall be permitted during the one-year period following the closing of the Share Issuance unless the third-party tender offer or proposal has been approved and recommended by a Special Committee or by our Board of Directors (including the affirmative vote of a majority of the independent directors, which majority includes at least one independent director that is not a CFL Board Designee).

Restrictions on Transfer

The stockholders’ agreement provides for certain restrictions on the ability of members of the CFL Group to transfer their shares of common stock for a one-year period following the closing of the Share Issuance (the “Lock-Up Period”).  However, members of the CFL Group are permitted to transfer shares of common stock to:

●	their respective controlled affiliates;

●	to us or any of our subsidiaries; or

●	in any transaction approved in advance by the Special Committee or our Board of Directors (including the affirmative vote of a majority of the independent directors, which majority includes at least one independent director that is not a CFL Board Designee).

Notwithstanding these restrictions, during the Lock-Up Period, members of the CFL Group may transfer shares of common stock at any time, in a single transaction or in multiple transactions, provided the aggregate number of shares transferred may not exceed 10% of the outstanding shares of common stock.  In addition, as noted above under “—Standstill,” members of the CFL Group may transfer their shares of common stock during the Lock-Up Period in connection with a third-party tender offer or third-party business combination proposal.

Following the expiration of the Lock-Up Period, members of the CFL Group may transfer their shares of common stock without restriction under the stockholders’ agreement, provided that, as a result of such transfers, no single transferee acquires beneficial ownership of more than 14.9% of the then-outstanding outstanding shares of common stock.

CFL and the CFL Shareholders may transfer or issue capital stock of CFL to any party, as long as the CFL Shareholders continue to own a majority of the outstanding capital stock and voting power of CFL.

Board Representation Rights

Under the stockholders’ agreement, CFL and the CFL Shareholders will have the right to nominate individuals reasonably acceptable to the Nominating and Governance Committee of our Board of Directors for election as our directors (the “CFL Board Designees”), for so long as the CFL Group beneficially owns 9.9% of our total voting power.  For purposes of the stockholders’ agreement, “total voting power” means the total number of votes represented by and entitled to be cast by holders of our outstanding voting securities.

CFL will have the right to nominate one director nominee for every 9.9% of total voting power that the CFL Group beneficially owns, provided that CFL will never have the right to nominate more than six directors regardless of how many shares of common stock it beneficially owns.  CFL and the CFL Shareholders may assign the right to designate a director to any third party to whom CFL or a CFL Shareholder sells 9.9% of the total voting power.

At the closing of the Share Issuance, our Board of Directors will consist of nine directors and CFL will be entitled to designate five out of the nine directors to serve on the Board.  For so long as the stockholders’ agreement is in effect, the size of the Board of Directors will be fixed at nine directors.  It is currently anticipated that the following four of our existing directors, Jim Kirsch, Star Jones, Lee Hillman and David Schramm, will continue to serve on our Board of Directors.  Information regarding the business experience and background of the Board designees is provided below under “Composition of the Board of Directors Following the Transaction” in accordance with Rule 14f-1 under the Exchange Act.

In addition, unless otherwise approved by the Board of Directors (including the affirmative vote of a majority of the independent directors then on the Board of Directors, which majority includes at least one independent director that is not a CFL Board Designee), we will not seek the controlled company exception under NASDAQ rules, which means a majority of the Board of Directors, and all of the members of the Audit, Compensation and Nominating committees must be independent under NASDAQ rules.  As CFL’s board designation rights decrease, so do the number of CFL Board Designees that must be independent.  Specifically, if CFL has the right to designate:

●	five or six CFL Board Designees, then three must be independent;

●	four CFL Board Designees, then two must be independent;

●	three CFL Board Designees, then one must be independent; and

●	fewer than three CFL Board Designees, then CFL will not be required to designate any independent directors.

At least one CFL Board Designee shall serve on each committee of the Board of Directors. At the closing of the Share Issuance, the Board of Directors will appoint co-Chairmen of the Board, who will initially be Jim Kirsch, our current Executive Chairman, and Song Jing Bo, a CFL Shareholder.  If Mr. Kirsch is no longer serving on the Board of Directors, then there will be no co-Chairmanship, and Mr. Song or another CFL Board Designee will be the sole Chairman of the Board of Directors.  Board Chairmanship will be designated by CFL for so long as CFL has board designation rights under the stockholders’ agreement.

We will maintain directors’ and officers’ liability insurance for the benefit of each CFL Board Designee on substantially similar terms as our current insurance policy, and shall provide the CFL Board Designees with all benefits as currently provided to other directors performing similar roles.

Voting

CFL and the CFL Shareholders must cause all of the shares of common stock held by the CFL Group to be present for quorum purposes at every meeting of our stockholders.  In addition, CFL and the CFL Shareholders will cause all of the shares of common stock held by the CFL Group to be voted (i) “for” the election of all director nominees approved and recommended by the Board of Directors, for so long as we are in material compliance with the stockholders’ agreement and (ii) “against” any proposal that would have the effect of circumventing the stockholders’ agreement.

Registration Rights

The shares to be issued to CFL at the closing of the Share Issuance will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and the rules and regulations of the SEC promulgated thereunder.  Pursuant to the stockholders’ agreement, following the expiration of the Lock-Up Period, CFL and the CFL Shareholders will have unlimited demand, shelf and piggyback registration rights to require us to effect the registration under the Securities Act of the resale of the shares of common stock acquired by CFL at the closing of the Share Issuance and any other shares of common stock acquired by CFL or the CFL Shareholders following such date of closing.

CFL and the CFL Shareholders will have the right to require us to file a registration statement every 120 days (up to three times per year), and we will have the right, once per twelve-month period, to delay such filing up to 120 days. We will be required to use our commercially reasonable efforts to cause the registration statement to become effective.  We will be precluded from granting any registration rights to any party in the future that would adversely impact CFL’s registration rights.

We, on the one hand, and CFL and the CFL Shareholders, on the other hand, will indemnify each other for any material misstatements or omissions in any registration statement filed pursuant to the registration rights provisions of the stockholders’ agreement, provided that the indemnity obligations of CFL and the CFL Shareholders will cover only information provided by them expressly for inclusion in the registration statement and will be limited to the amount of net proceeds received by CFL and the CFL Shareholders in the offering to which the registration statement relates.

The registration rights of CFL and the CFL Shareholders under the stockholders’ agreement will terminate when CFL or the CFL Shareholder, as applicable, no longer holds “registrable securities.”  For purposes of the stockholders’ agreement, “registrable securities” means:

●	any shares of common stock issued to, purchased or acquired by CFL or a CFL Shareholder (other than in violation of the stockholders’ agreement); and

●	any of our securities issued or issuable to CFL or a CFL Shareholder with respect to any shares of common stock (including, by way of stock dividend, stock split, distribution, exchange, combination, merger, recapitalization, reorganization or otherwise).

Any particular registrable securities once issued shall cease to be “registrable securities” upon the earliest to occur of:

●	the date on which such securities are disposed of pursuant to an effective registration statement under the Securities Act;

●	the date on which such securities are disposed of pursuant to Rule 144 (or any successor provision) promulgated under Securities Act;

●	the date on which such securities may be sold without volume limitations or manner of sale restrictions pursuant to Rule 144 (or any successor provision) promulgated under the Securities Act (without the requirement that we be in compliance with the current public information requirement of such rule);

●	the date on which CFL (or a CFL Shareholder, if applicable) ceases to hold, together with its affiliates, at least 10% of the then outstanding common stock; and

●	the date on which such securities cease to be outstanding.

Term of the Stockholders’ Agreement

The stockholders’ agreement will automatically terminate on the 181st day following the date on which the CFL Group beneficially owns less than 9.9% of the total voting power of our common stock, provided that the registration rights provided under the stockholders’ agreement will not terminate until CFL and the CFL Shareholders no longer hold any registrable securities as described above.  In addition, the stockholders’ agreement will terminate with respect to a CFL Shareholder if it no longer holds any registrable securities and ceases to control CFL, either jointly or solely. The stockholders’ agreement may also be terminated by the mutual written consent of the parties or if we dissolve.

Composition of Our Board of Directors Following the Share Issuance

Pursuant to the Purchase Agreement and stockholders’ agreement, at the closing of the Share Issuance, our Board of Directors will consist of nine directors. CFL will be entitled to nominate five out of nine directors to serve on the Board of Directors immediately following the closing of the Share Issuance, of which three must be independent directors within the meaning of applicable NASDAQ listing rules. For a further description of CFL’s board designation rights, see “Stockholders’ Agreement—Board Representation Rights.” It is currently anticipated that the following four of our existing directors, Jim Kirsch, Star Jones, Lee Hillman and David Schramm, will continue to serve on our Board of Directors.

Certain Risks Associated with the Share Issuance

In considering the Share Issuance, the Board of Directors also considered the following risks associated with the Share Issuance:

Upon consummation of the Share Issuance, we will be controlled by CFL.

After giving effect to the Share Issuance and related transactions, CFL will hold a majority of the voting power of our common stock and will nominate a majority of the members of our Board of Directors. CFL may choose not to exercise its rights as our controlling stockholder in a manner consistent with your interests. By virtue of its ownership of our common stock and the existence of the CFL Board Designees, CFL will be in a position to influence PDN’s actions for its own benefit.

Public sales of a substantial number of shares of our common stock by CFL could cause our stock price to fall.

After giving effect to the consummation of the transactions contemplated by the Purchase Agreement, CFL will beneficially own 51% of the outstanding shares of our common stock on a fully-diluted basis.  Pursuant to the stockholders’ agreement, CFL and the other members of the CFL Group will be subject to a one-year lock-up with respect to all shares of common stock owned by members of the CFL Group, subject to certain exceptions.  However, after the one-year period, it may generally sell its shares in the public markets, subject to applicable securities laws.  Furthermore, pursuant to the stockholders’ agreement, we will grant CFL and the CFL Shareholders certain registration rights that provide them the ability to register for resale, from time to time and in accordance with the terms of the registration rights agreement, all shares of common stock owned by members of the CFL Group, subject to certain exceptions.  Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could depress the market price of our common stock and could have a material adverse effect on the trading price of our common stock.

Because we will have a majority stockholder, our public float will be more limited which could impact your ability to sell your shares and could result in increased volatility in our stock price.

After giving effect to the consummation of the transactions contemplated by the Purchase Agreement, CFL will beneficially own 51% of the outstanding shares of common stock on a fully-diluted basis and approximately 58.8% on a non-diluted basis.  As a result, the trading volume of our common stock could be more limited than if our shares were more widely held.  In addition, because we are a relatively small company, the range of investors willing to invest in our shares may be relatively limited.  As a result of these factors, it may be more difficult for you to sell your shares of common stock at a time and price that you deem appropriate, and could increase the volatility of our stock price.

The proceeds from the Share Issuance may not be sufficient to implement our productivity improvement initiatives and your entire investment could be lost.

We expect gross proceeds and net proceeds (gross proceeds less the fees and expenses incurred in connection with the negotiation, execution, delivery and performance of the Purchase Agreement and other related transaction documents and the consummation of the transactions contemplated thereby) of the transaction contemplated by the Purchase Agreement to be approximately $20.5 million and approximately $17.6 million, respectively, assuming no exercise of the Co-Sale Right discussed above and assuming that the full number of shares offered to be purchased by us in the Tender Offer are purchased. If the Co-Sale Right is exercised in full, we expect the gross proceeds and net proceeds to be approximately $16.5 million and approximately $13.6 million, respectively.  Of the net proceeds, we expect to use (i) approximately $1.6 million to fully pay off our master credit facility and pay associated fees (based on our outstanding borrowings as of August 31, 2016) and (ii) up to $3.0 million to consummate the Tender Offer.  Any remaining proceeds will be used for general corporate and working capital purposes including to implement the productivity improvement initiatives that we have identified as key to our ability to deliver profitable growth over the long-term.  We cannot be sure that the proceeds from the Share Issuance will be sufficient to implement all or any of the initiatives or that these initiatives will improve our short and long-term business performance or prospects. In the event that we cannot implement these initiatives or that these initiatives are not successful, we could again face liquidity and going concern issues, which could result in your losing your entire investment in PDN.

The likelihood of our existing stockholders obtaining an acquisition premium from a subsequent transaction may be diminished.

After giving effect to the consummation of the transactions contemplated by the Purchase Agreement, CFL will beneficially own 51% of the outstanding shares of our common stock on a fully-diluted basis. Such ownership decreases the likelihood that our existing stockholders will obtain an acquisition premium on their shares in connection with another transaction.

Other Plans.  Except in connection with the Share Issuance and the other transactions contemplated by the Purchase Agreement and as otherwise disclosed or incorporated by reference in this Offer to Purchase, neither PDN nor any of its executive officers, directors or affiliates (including executive officers and directors of PDN’s affiliates) has any plans, proposals or negotiations underway that relate to or would result in:

●	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

●	any purchase, sale or transfer of a material amount of our assets or any assets of our subsidiaries;

●	any change in our present Board of Directors or management, including any plans or proposals to change the number or the term of directors (although we may fill vacancies arising on the Board of Directors) or to change any material term of the employment arrangements of any executive officer;

●	any material change in our present dividend policy or our capitalization or our indebtedness;

●	any class of our equity securities ceasing to be authorized to be listed on the NASDAQ Capital Market;

●	any material change in our corporate structure or business;

●	any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

●	the suspension of our obligation to file reports under Section 13 of the Exchange Act;

●	the acquisition or disposition by any person of our securities, other than the grant of stock options or other equity awards to employees in the ordinary course of business; or

●	any changes in our certificate of incorporation, bylaws or other governing instruments or other actions that could impede the acquisition of control of PDN.

If, immediately following the consummation of the Tender Offer and after giving effect to our purchase of shares in the Tender Offer, the aggregate number of shares of common stock held by CFL is less than 51% of the then outstanding shares of common stock, on a fully diluted basis, CFL will have a Call Option, exercisable during the five business day period commencing on the eleventh business day following the expiration date, to purchase from us, at a price per share equal to $9.60, additional shares of common stock so that immediately following the purchase of the additional shares, CFL will beneficially own 51% of the then outstanding shares of common stock, on a fully diluted basis.

In addition, we may consider from time to time various means of returning additional cash to stockholders, including open market purchases, tender offers, privately negotiated transactions and/or accelerated share repurchases after taking into account our results of operations, financial position and capital requirements, general business conditions, legal, tax and regulatory constraints or restrictions, any contractual restrictions and other factors we deem relevant. However, there can be no assurance that we will pursue any such actions.

All of our directors and executive officers have indicated that they do not currently intend to participate in the Tender Offer (though no final decision has been made).  We are not aware of any of our other affiliates that intend to tender any shares in the Tender Offer.

3.	Procedures for Tendering Shares.

Proper Tender of Shares.  For shares to be tendered properly pursuant to the Tender Offer, the share certificates (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees, or an “agent’s message” (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the expiration date by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase.

Brokers, dealers, commercial banks, trust companies or other nominee holders of shares likely will have an earlier deadline for stockholders to act to instruct them to accept the Tender Offer on a their behalf. Stockholders who hold shares through nominee holders are urged to immediately contact the nominee holder of their shares to determine the applicable deadline.

STOCKHOLDERS SHOULD CONSULT THEIR OWN FINANCIAL OR TAX ADVISOR WITH RESPECT TO THE DECISION TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER, INCLUDING THE EFFECT OF PRORATION. See Section 12.

Stockholders who hold shares through a broker, dealer, commercial bank, trust company or other nominee, must contact their broker, dealer, commercial bank, trust company or other nominee in order to tender their shares. Stockholders who hold their shares through nominee holders are urged to consult the nominee holders of their shares to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the Depositary.

Signature Guarantees and Method of Delivery.  Except as otherwise provided below, all signatures must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program and the Stock Exchanges Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”). Signatures need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this Section 3, includes any participant in any of the Depository Trust Company’s systems whose name appears on a security position listing as the owner of the shares) of shares tendered herewith and such registered owner has not completed the box titled “Special Payment Instructions” or the box titled “Special Delivery Instructions” on this Letter of Transmittal or (b) if such shares are tendered for the account of an Eligible Institution. See Instruction 1 to the Letter of Transmittal.

In all cases, payment for shares tendered and accepted for payment pursuant to the Tender Offer will be made only after timely receipt by the Depositary of share certificates or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof including any required signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING STOCK CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Delivery.  The Depositary will establish an account with respect to the shares for purposes of the Tender Offer at the book-entry transfer facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedure for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary’s account at the book-entry transfer facility, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase before the expiration date.  Delivery of the Letter of Transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that PDN may enforce such agreement against such participant.

United States Federal Backup Withholding; Information Reporting. Under the U.S. federal income tax backup withholding rules, 28% of the gross proceeds payable to a U.S. non-exempt stockholder (or a stockholder who is presumed to be a U.S. non-exempt stockholder under U.S. federal backup withholding rules) in the Tender Offer must be withheld and remitted to the IRS unless the stockholder provides its taxpayer identification number (employer identification number or social security number) to the Depositary (or other applicable withholding agent), and certifies under penalties of perjury that such number is correct, or such stockholder otherwise establishes an exemption from backup withholding. If the Depositary (or other applicable withholding agent) is not timely provided with the correct taxpayer identification number or another adequate basis for establishing an exemption from backup withholding, the stockholder may also be subject to certain penalties imposed by the IRS. Therefore, each tendering stockholder that is a U.S. Holder (as defined in Section 12) should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid the backup withholding, unless the stockholder otherwise establishes to the satisfaction of the Depositary (or other applicable withholding agent) that the stockholder is not subject to backup withholding. If backup withholding results in the overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.

Certain stockholders (including, among others, most U.S. corporations (or entities treated as associations taxable as a corporation for U.S. federal income tax purposes) and certain Non-U.S. Holders (as defined in Section 12)) are not subject to backup withholding, provided such status is timely established to the satisfaction of the Depositary (or other applicable withholding agent). In order for a Non-U.S. Holder to qualify as an exempt recipient, that stockholder must timely submit an IRS Form W-8BEN or W-8BEN-E, as appropriate, or other applicable IRS Form W-8 (or a suitable substitute form), signed under penalties of perjury, attesting to that stockholder’s exempt status for backup withholding purposes. The applicable form can be obtained from the Depositary at the address and telephone number set forth on the back cover page of this Offer to Purchase.

In addition, the Depositary (or other applicable withholding agent) may be required to report to the IRS the payment of the Tender Offer proceeds to non-exempt stockholders.

For a discussion of certain United States federal income tax consequences to tendering U.S. Holders, see Section 12.

Stockholders are advised to consult their tax advisors regarding information reporting and possible qualifications for exemption from backup withholding and the procedure for obtaining any applicable exemption.

United States Federal Income Tax Withholding on Non-U.S. Holders.  Because we may not know the extent to which a payment made pursuant to the Tender Offer is a dividend for U.S. federal income tax purposes at the time it is made, the Depositary (or other applicable withholding agent) generally will presume, for withholding purposes, that the entire amount received by a Non-U.S. Holder participating in the Tender Offer is a dividend distribution from us.  Accordingly, even if a Non-U.S. Holder has provided the required certification to avoid backup withholding, the Depositary (or other applicable withholding agent) generally will withhold U.S. federal income taxes equal to 30% of the gross payments payable to such Non-U.S. Holder, unless the Depositary (or other applicable withholding agent) determines that a reduced rate of, or an exemption from, withholding is available under an applicable income tax treaty or that an exemption from withholding is applicable because the gross proceeds are treated as income effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary (or other applicable withholding agent) a properly executed IRS Form W-8BEN or W-8BEN-E, as appropriate (or a suitable substitute form) before payment is made, certifying that the Non-U.S. Holder is entitled to a reduced rate of withholding under an applicable tax treaty and that it is not subject to withholding in connection with such payment under the provisions commonly referred to as “FATCA”. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Tender Offer are income that is treated as effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary (or other applicable withholding agent) a properly executed IRS Form W-8ECI (or a suitable substitute form) before payment is made. A Non-U.S. Holder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI (or a suitable substitute form) generally will be required to file a U.S. federal income tax return and, subject to any applicable tax treaty, generally will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the Tender Offer in the manner and to the extent described in Section 12 as if it were a U.S. Holder. Additionally, in the case of a foreign corporation, such income may be subject to a branch profits tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty) on the dividend equivalent amount, pursuant to the U.S. branch profit tax rules. The Depositary (or other applicable withholding agent) will determine a stockholder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or an exemption from, withholding by reference to valid certificates or statements concerning eligibility for a reduced rate of, or an exemption from, withholding (e.g., IRS Form W-8BEN or W-8BEN-E, as appropriate (or a suitable substitute form) or IRS Form W-8ECI (or a suitable substitute form)) received from the Non-U.S. Holder unless facts and circumstances indicate that reliance is not warranted.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any U.S. federal income tax withheld if the Non-U.S. Holder (i) meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” test described in Section 12 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder is not subject to U.S. federal income tax or (ii) is otherwise able to establish that no tax or a reduced amount of tax is due and the requisite information is timely furnished to the IRS.

FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends by U.S. corporations to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the U.S. and the recipient entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Any amounts withheld under FATCA may be credited against the 30% withholding tax discussed in the preceding two paragraphs.

As described above under “Withholding for Non-U.S. Holders”, the applicable withholding agent generally will treat the entire amount payable to a Non-U.S. Holder as a dividend distribution from us. Accordingly, such withholding agent generally will withhold U.S. federal income taxes equal to 30% of the gross proceeds payable to the Non-U.S. Holder, unless such Non-U.S. Holder timely provides to the applicable withholding agent a validly completed and executed IRS Form W-8BEN, W-8BEN-E or W-8ECI (or a suitable substitute form) establishing that FATCA withholding is not applicable with respect to such payment. If the applicable withholding agent withholds tax under FATCA, it will not also withhold the 30% U.S. federal income tax described under “Withholding for Non-U.S. Holders” above. Non-U.S. Holders are urged to consult with their tax advisors regarding the effect, if any, of the FATCA provisions on them based on their particular circumstances.

Non-U.S. Holders are advised to consult their tax advisors regarding the application of U.S. federal income tax withholding and information reporting, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

For a discussion of certain United States federal income tax consequences to tendering Non-U.S. Holders, see Section 12.

No Guaranteed Delivery.  There are no guaranteed delivery provisions provided for by PDN in order to tender shares in pursuant to the Tender Offer.  You must tender your shares in accordance with the procedures set forth above.

Stock Options.  Options to purchase shares cannot be tendered in the Tender Offer. Holders of vested but unexercised options may exercise such options in accordance with the terms of PDN’s share-based compensation plans and PDN’s policies and practices, and tender the shares received upon such exercise in accordance with the Tender Offer. Exercises of options cannot be revoked even if some or all of the shares received upon the exercise thereof and tendered in the Tender Offer are not purchased pursuant to the Tender Offer for any reason. Holders of vested but unexpired options should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to them based on their stock option exercise prices and the expiration date of their options, the tender price and the provisions for pro rata purchases by PDN. PDN strongly encourages optionholders to discuss the Tender Offer with their own financial or tax advisor.

Please be advised that it is the optionholder’s responsibility to tender shares in the Tender Offer to the extent such holder wants to participate and it may be difficult to secure delivery of shares issued pursuant to vested stock options in a time period sufficient to allow tender of those shares prior to the expiration date. Accordingly, PDN suggests that options for such shares be exercised in accordance with the terms of the related stock option plan and option agreement and PDN policies and practices at least four business days prior to the expiration date.

Restricted Stock Awards.  Holders of unvested shares of restricted stock may not tender shares represented by such interests unless they are fully vested and settled in shares prior to the expiration date. See “— Proper Tender of Shares” above.

Return of Unpurchased Shares. If any tendered shares are not purchased pursuant to the Tender Offer or are properly withdrawn before the expiration date, or if fewer than all shares evidenced by share certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Tender Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by PDN, in its sole discretion, and PDN’s determination will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. PDN reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which PDN determines may be unlawful. PDN also reserves the absolute right to waive any of the conditions of the Tender Offer prior to the expiration of the Tender Offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, whether or not PDN waives similar defects or irregularities in the case of any other stockholder, and PDN’s interpretation of the terms of the Tender Offer will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. In the event a condition to the Tender Offer is waived with respect to any particular stockholder prior to the expiration of the Tender Offer, the same condition will be waived with respect to all stockholders. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by PDN. None of PDN, the Depositary nor any other person will be obligated to give notice of any defects or irregularities in any tender, nor will any of them incur any liability for failure to give this notice.

Tendering Stockholder’s Representation and Warranty; Acceptance by PDN Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Tender Offer, as well as the tendering stockholder’s representation and warranty to PDN that (1) the stockholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, and (2) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the period during which shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount tendered in (a) the subject securities, or (b) securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and (2) will deliver or cause to be delivered the shares in accordance with the terms of the Tender Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. PDN’s acceptance for payment of shares tendered pursuant to the Tender Offer will constitute a binding agreement between the tendering stockholder and PDN upon the terms and conditions of the Tender Offer.

Lost Certificates. Stockholders whose share certificate for part or all of their shares has been lost, stolen, destroyed or mutilated may contact the Depositary at (917) 262-2384 for instructions on how to obtain the necessary documents. Those documents will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond will be required to be posted by the stockholder to secure against the risk that the share certificates may be subsequently recirculated. Stockholders are urged to contact the Depositary immediately in order to permit timely processing of this documentation.

Share certificates, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any signature guarantees, and any other required documents must be delivered to the Depositary and not to PDN. Any such documents delivered to PDN will not be forwarded to the Depositary and, therefore, will not be deemed to be properly tendered.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of shares pursuant to the Tender Offer are irrevocable. Shares tendered pursuant to the Tender Offer may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by PDN pursuant to the Tender Offer, also may be withdrawn at any time after November 25, 2016. Stockholders who tendered their shares by giving instructions to a bank, broker, dealer, trust company or other nominee must instruct that person to arrange for the withdrawal of their shares.

For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the tendering stockholder also must submit the serial numbers shown on the share certificates for those shares to be withdrawn to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the shares have been tendered for the account of an Eligible Institution. If shares have been tendered under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedure.

All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by PDN, in its sole discretion, and PDN’s determination will be final and binding, subject to a court of law having jurisdiction regarding such matters. PDN reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of shares by any stockholder, whether or not PDN waives similar defects or irregularities in the case of any other stockholder. None of PDN, the Depositary or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur any liability for failure to give any such notice.

Withdrawals may not be rescinded and any shares properly withdrawn thereafter will be deemed not properly tendered for purposes of the Tender Offer, unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described in Section 3.

If PDN extends the Tender Offer, is delayed in its purchase of shares or is unable to purchase shares pursuant to the Tender Offer for any reason, then, without prejudice to PDN’s rights under the Tender Offer, the Depositary may, subject to applicable law, retain tendered shares on behalf of PDN, and these shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4. The right to retain shares is subject to PDN’s legal obligation to pay for shares properly tendered and not properly withdrawn promptly following the expiration date (subject to the terms and conditions of the Tender Offer) or to return the tendered securities promptly after the termination of the Tender Offer.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Tender Offer, promptly following the expiration date, PDN will accept for payment and pay for, and thereby purchase, shares properly tendered and not properly withdrawn prior to the expiration date. We intend to announce the final results of the Tender Offer and to pay the purchase price, net to you in cash, less any applicable withholding taxes and without interest, for the shares we accept for payment promptly after the expiration of the Tender Offer. For purposes of the Tender Offer, PDN will be deemed to have accepted for payment, and therefore purchased shares, that are properly tendered and not properly withdrawn, subject to proration provisions of the Tender Offer, only when, as and if it gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the Tender Offer.

Upon the terms and subject to the conditions of the Tender Offer, promptly after the expiration date, PDN will accept for payment and pay the per share purchase price of $9.60 for up to 312,500 shares of its common stock, subject to decrease as provided in Section 14, if properly tendered and not properly withdrawn, or such fewer number of shares as are properly tendered and not properly withdrawn. In all cases, payment for shares tendered and accepted for payment pursuant to the Tender Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

●	certificates for shares or a timely book-entry confirmation of shares into the Depositary’s account at the book-entry transfer facility;

●	a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an agent’s message, in the case of a book-entry transfer; and

●	any other required documents.

PDN will pay for shares purchased pursuant to the Tender Offer by depositing the aggregate purchase price for these shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from PDN and transmitting payment to the tendering stockholders.

In the event of proration, PDN will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date; however, PDN does not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately three business days after the expiration date. Certificates for all shares tendered and not purchased, including shares not purchased due to proration, will be returned, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at PDN’s expense promptly after the expiration date or termination of the Tender Offer.

Under no circumstances will interest on the purchase price be paid by PDN regardless of any delay in making the payment. In addition, if certain events occur, PDN may not be obligated to purchase shares pursuant to the Tender Offer. See Section 6.

PDN will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the Tender Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Tender Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign and timely return to the Depositary the IRS Form W-9 included with the Letter of Transmittal (or an applicable IRS Form W-8, or other acceptable certification, if the tendering stockholder or other payee is a Non-U.S. Holder), may be subject to required United States federal income tax backup withholding of 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Tender Offer. See Section 3. Non-U.S. Holders should review Section 12 and consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

6.	Conditions of the Tender Offer.

Notwithstanding any other provision of the Tender Offer, PDN will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Tender Offer or may postpone the acceptance for payment of, or the purchase of or the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act if any of the following events or circumstance shall have occurred (or shall have been determined by PDN in its reasonable judgment to have occurred) on or prior to the expiration date:

(1)          we have not obtained all governmental, regulatory or third party consents and approvals necessary in order to consummate the Tender Offer;

(2)          any governmental authority of competent jurisdiction has enacted, issued or entered any restraining order, injunction or similar order or legal restraint that enjoins or otherwise prohibits the consummation of the Tender Offer;

(3)          any legal action shall have been proposed, instituted or pending, nor shall we have received notice of such action that challenges or otherwise relates to the Tender Offer;

(4)          any change, condition or event (or any condition or event involving a prospective change) shall have occurred in our and our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, franchises, permits, permit applications, results of operations or business or financial prospects that, in our reasonable judgment, has, or could reasonably be expected to have, a material adverse effect on us and our subsidiaries, on the value of or trading in our common stock, on our ability to consummate the Tender Offer or on the benefits of the Tender Offer to us;

(5)          we have not received approval from CFIUS with respect to the Share Issuance; and

(6)          we have not received the requisite stockholder approval of each of the Authorized Shares Proposal and the Share Issuance.

The foregoing conditions of the Tender Offer are for the sole benefit of PDN, and PDN may assert them and waive them, in whole or in part, at any time and from time to time prior to the expiration of the Tender Offer.  If any condition is triggered by events that occur during the Tender Offer period and before the expiration date, we will inform stockholders of how we intend to proceed promptly, rather than waiting until the expiration date, unless the condition is one where satisfaction of the condition may be determined only at the expiration date. However, pursuant to the Purchase Agreement, PDN may not amend, change or waive any of the conditions without CFL’s prior consent.  Any such waiver does not constitute a waiver of that condition as a condition to CFL’s obligation to close under the Purchase Agreement.

In certain circumstances, if PDN waives any of the conditions described above, PDN may be required to extend the expiration date. Any determination or judgment by PDN concerning the events described above will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters.

7.	Price Range of Shares; Dividends.

PDN’s shares are traded on the NASDAQ Capital Market under the trading symbol “IPDN.” The following table sets forth the high and low sales prices per share reported on the NASDAQ Capital Market for each of the fiscal periods indicated, as adjusted to reflect the Reverse Stock Split.

Year ended December 31, 2014
	High	Low
First Quarter	$38.16	$22.16
Second Quarter	$35.68	$24.72
Third Quarter	$46.00	$31.04
Fourth Quarter	$40.64	$31.68

Year ended December 31, 2015
	High	Low
First Quarter	$44.80	$32.00
Second Quarter	$42.64	$16.00
Third Quarter	$24.72	$4.00
Fourth Quarter	$8.00	$3.52

Year ending December 31, 2016
	High	Low
First Quarter	$6.72	$1.52
Second Quarter	$6.32	$3.04
Third Quarter (through September 27, 2016)	$8.38	$2.85

On September 27, 2016, the last full trading day before we commenced the Tender Offer, the last reported sale price of the shares on the NASDAQ Capital Market was $5.60 per share. We urge stockholders to obtain a current market quotation for the shares before deciding whether and at what price or prices to tender their shares.

Dividends. The holders of our shares participate proportionately, on a per share basis, in all dividends and other distributions that our Board of Directors may declare. We did not pay cash dividends during the periods presented above.

8.	Source and Amount of Funds.

Assuming we purchase 312,500 shares in the Tender Offer, the aggregate purchase price paid by us for such shares will be approximately $3.0 million.  We expect to use a portion of the net proceeds of the Share Issuance to fund the purchase of the shares in the Tender Offer and to pay the fees and expenses in connection with the Tender Offer.  The Share Issuance is subject to various closing conditions, including, among other things, stockholder approval of the Share Issuance and an amendment to our certificate of incorporation, as amended, to increase the number of authorized shares of common stock from approximately 3.1 million to 45 million (the “Authorized Shares Proposal”).  We are holding a special meeting of our stockholders on October 17, 2016 to obtain stockholder approval of these proposals.  We expect that our fees and expenses for the Tender Offer will be approximately $164,000.

9.	Certain Information Concerning PDN.

General.  PDN operates professional networks with a focus on diversity.  We use the term “diversity” (or “diverse”) to describe communities, or “affinities,” that are distinct based on a wide array of criteria which may change from time to time, including ethnic, national, cultural, racial, religious or gender classification.  We serve a variety of such communities, including Women, Hispanic-Americans, African-Americans, Asian-Americans, Disabled, Military Professionals, and Lesbian, Gay, Bisexual and Transgender (LGBT).  Our value proposition is three-fold: (i) we provide a robust online and in-person network for our women members to make professional and personal connections (with the ability to roll out to our other affinities); (ii) we assist our registered users, or members, in their efforts to connect with like-minded individuals and identify career opportunities within the network and (iii) we help employers address their workforce diversity needs by connecting them with the right candidates.  We operate in three business segments: (i) Professional Diversity Network, which includes online professional networking communities with career resources tailored to the needs of various diverse cultural groups and employers looking to hire members of such groups, (ii) National Association of Professional Women, a women-only professional networking organization, and (iii) Noble Voice operations, a career consultation and lead generation service.

Our principal executive offices are located at 801 W. Adams Street, Suite 600, Chicago, Illinois 60607, and our telephone number is (312) 614-0950.

Where You Can Find More Information. We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. We are required to disclose in our proxy statements filed with the SEC certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. We have also filed with the SEC a Proxy Statement on Schedule 14A, which includes additional information with respect to the Tender Offer and the Share Issuance. We also have filed with the SEC an Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase is a Part.  The Schedule TO includes additional information relating to the Tender Offer. You may access and read our SEC filings, including the complete Schedule TO, all of the exhibits to it, and the documents incorporated therein by reference through the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference rooms.

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents contain important information about us and we incorporate them by reference, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K:

Commission Filing (File No. 001-35824)	Period Covered or Date of Filing
Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on May 4, 2016 (including the portions of our Proxy Statement on Schedule 14A for our 2016 Annual Meeting of Stockholders filed with the SEC on August 26, 2016 that are incorporated herein by reference)
Year ended December 31, 2015

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2016 and June 30, 2016

Current Reports on Form 8-K	April 4, 2016, July 6, 2016, August 15, 2016, August 23, 2016 and September 26, 2016

Proxy Statement on Schedule 14A for a Special Meeting of Stockholders	September 16, 2016

Description of the Registrant’s Common Stock in Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	March 1, 2013

Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document referenced above. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this document from the SEC’s website at the address described above. You may also request a copy of these filings, at no cost, by writing or telephoning the Depositary at its address and telephone number set forth below.

The Depositary for the Tender Offer is:

Call: (917) 262-2378

Email: reorg@continentalstock.com

10.	Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares.

Beneficial Ownership.  As of September 23, 2016, PDN had approximately 1,813,870 issued and outstanding shares (and approximately 555,046 shares reserved for issuance upon exercise of all outstanding stock options and settlement of warrants to purchase shares of our common stock), as adjusted to reflect the Reverse Stock Split. The 312,500 shares that PDN is offering to purchase represent approximately 17.2% of our outstanding common stock as of September 23, 2016, or approximately 13.2% on a fully diluted basis after giving effect to the transactions contemplated by the Purchase Agreement.

Our directors, executive officers and affiliates are entitled to participate in the Tender Offer on the same basis as all other stockholders. All of our directors and executive officers have indicated that they do not currently intend to participate in the Tender Offer (though no final decision has been made).  We are not aware of any of our other affiliates that intend to tender any shares in the Tender Offer.  The equity ownership of our directors, executive officers and affiliates who do not tender their shares in the Tender Offer will proportionately increase as a percentage of our issued and outstanding shares to the extent we purchase shares in the Tender Offer.

The following table sets forth information regarding the beneficial ownership of our common stock as of September 23, 2016 by:

●	each person known by us to beneficially own more than 5% of our common stock;

●	each of our current executive officers; and

●	each of our directors.

in each case as adjusted to reflect the Reverse Stock Split.

In determining the number and percentage of shares beneficially owned by each person, shares that may be acquired by such person pursuant to options exercisable or restricted stock units that vest within 60 days after September 23, 2016 are deemed outstanding for purposes of determining the total number of outstanding shares for such person and are not deemed outstanding for such purpose for all other stockholders.  To our knowledge, except as otherwise indicated, beneficial ownership includes sole voting and dispositive power with respect to all shares.

In determining the percentages of shares beneficially owned by each person after giving effect to the consummation of the transactions contemplated by the Purchase Agreement, it was assumed that (i) warrants to purchase 514,063 shares of our common stock currently outstanding were fully exercised, (ii) options to purchase 40,983 shares of our common stock currently outstanding were fully exercised, (iii) the full number of shares offered to be purchased in the Tender Offer were purchased and (iv) there was no exercise of the Co-Sale Right (defined below).

Unless otherwise noted below, the address for each person or entity listed in the table is c/o Professional Diversity Network, Inc., 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

	Before the Transactions			After the Transactions
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Class (1)	Number of Shares Beneficially Owned		Percentage of Class
5% Stockholders
Cosmic Forward Limited	—		—	2,140,350	(2)	51%
White Winston Select Asset Funds, LLC	348,750	(3)	15.93%	348,750		8.69%
Daniel Ladurini	286,318	(4)	15.78%	286,318		7.24%
North Star Investment Management Corporation	195,498	(5)	10.78%	195,498		4.94%
Matthew B. Proman	251,457	(6)	13.52%	251,457		6.29%
Executive Officers and Directors
Katherine Butkevich	—		—	—		—
Lee Hillman	2,500	(7)	*	2,500		*
Star Jones	120,075		6.62%	120,075		3.04%
James Kirsch	188,412	(8)	10.13%	188,412		4.71%
David Mecklenburger	3,063	(9)	*	3,063		*
Stephen Pemberton	1,055	(10)	*	1,055		*
Andrea Sáenz	1,149	(11)	*	1,149		*
David Schramm	7,500	(12)	*	7,500		*
Christopher Wesser	29,972		1.65%	29,972		*
Randi Zuckerberg	638	(13)	*	638		*
__________
*	Less than 1%.

(1)	The percentages reported are based on 1,813,870 outstanding shares of our common stock as of September 23, 2016.

(2)	Cosmic Forward Limited’s address is P.O. Box 1239, Offshore Incorporations Centre, Victoria, Mahe, Republic of Seychelles.

(3)	Based on Schedule 13D filed by White Winston Select Asset Funds, LLC (“White Winston”) on July 11, 2016. All of these shares may be acquired upon the exercise of two warrants that are currently exercisable or will become exercisable within 60 days of September 23, 2016. White Winston has the sole voting power and the sole dispositive power over the 343,750 shares of our common stock underlying the warrants. Todd M. Enright, Mark Blundell and Donald Feagan, the managers (the “Managers”) of White Winston, have shared voting power and dispositive power over the 343,750 shares of our common stock underlying the warrants. Does not include a warrant to purchase 125,000 shares of our common stock exercisable beginning on December 30, 2016. White Winston’s and the Managers’ address is 265 Franklin St., Suite 1702, Boston, MA 02110.

(4)	Includes 258,973 shares held by the Ladurini Family Trust, of which Daniel Ladurini is Trustee. Mr. Ladurini holds voting and dispositive power over the shares held by the Ladurini Family Trust. Prior to the consummation of our initial public offering in March 2013, the Ladurini Family Trust entered into option agreements with certain of our directors and officers pursuant to which such directors and officers may purchase, during a ten year exercise period, from the Ladurini Family Trust, up to 10% of our shares of common stock held by the Ladurini Family Trust, at $64.00 per share, the initial public offering price (as adjusted to reflect the Reverse Stock Split).

(5)	Based on a Schedule 13G/A filed by North Star Investment Management Corporation (“North Star”) on January 19, 2016. North Star has sole power to vote or direct the vote of 156,707 shares, sole power to dispose or direct the disposition of 156,707 shares and the power to dispose or direct the disposition of 38,791 shares. North Star’s address is 20 N. Wacker Drive, Suite 1416, Chicago, Illinois 60606.

(6)	Based on our records and the Form 4 filed by Mr. Proman on June 20, 2016. Includes (i) an option to purchase 22,875 shares at an exercise price of $27.6 per share, (ii) a warrant to purchase 6,250 shares at an exercise price of $32.00 per share, and (iii) a warrant to purchase 16,407 shares at an exercise price of $80.00 per share. Mr. Proman has sole power to vote or direct the vote of all shares beneficially owned by him and sole power to dispose or direct the disposition of all shares beneficially owned by him. Mr. Proman’s address is 966 Wateredge Place, Hewlett, NY 11557.

(7)	All of these shares are held by a trust, of which Mr. Hillman is the trustee.

(8)	125 of these shares are held by Mr. Kirsch’s daughter who shares the same household as Mr. Kirsch in an account over which Mr. Kirsch serves as custodian. 125 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult son and 125 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult daughter. 46,166 of these shares are currently owned by the Ladurini Family Trust and subject to an option agreement between the Ladurini Family Trust and Mr. Kirsch pursuant to which Mr. Kirsch may purchase, during a ten year exercise period that began in March 2013, from the Ladurini Family Trust a number of shares of our common stock at $64.00 per share, the initial public offering price of such stock, as adjusted to reflect the Reverse Stock Split, as to which Mr. Kirsch would have sole voting and sole dispositive power upon acquisition. As of the date of this Offer to Purchase, Mr. Ladurini is also the beneficial owner of these 46,166 shares.

(9)	All of these shares may be acquired upon the exercise of options that are currently exercisable or will become exercisable within 60 days of September 23, 2016.

(10)	Includes 1,055 shares that may be acquired upon the exercise of options that are currently exercisable, or will become exercisable within 60 days of September 23, 2016.

(11)	Includes 1,055 shares that may be acquired upon the exercise of options that are currently exercisable, or will become exercisable within 60 days of September 23, 2016.

(12)	All of these shares are held by a trust, of which Mr. Schramm and his wife are co-trustees.

(13)	Includes 638 shares that may be acquired upon the exercise of options that are currently exercisable or will become exercisable within 60 days of September 23, 2016.

Recent Securities Transactions.  Based on our records and information provided to us by our directors, executive officers, affiliates and subsidiaries, no transactions with respect to shares have been effected during the 60 days prior to the date hereof by us or, to our knowledge after making reasonable inquiry, by any of our directors, executives, affiliates or subsidiaries.

Equity Incentive Plans.  In 2013, the Board of Directors adopted and PDN’s stockholders approved the Professional Diversity Network, Inc. 2013 Equity Compensation Plan (the “2013 Plan”).  The 2013 Plan authorizes PDN to grant awards in the form of stock options, restricted stock, restricted stock units, stock appreciation rights, other equity awards, annual incentive awards and dividend equivalents, as well as stock-based performance awards, which may be denominated in cash or stock, to eligible persons, including our employees, officers, directors and consultants.  The 2013 Plan is administered by the Compensation Committee of the Board of Directors.  The Compensation Committee is authorized to determine the amounts of awards, vesting and, for performance-based awards, the specific goals and achievement criteria on which performance will be measured.  The total number of shares reserved and available for delivery under the 2013 Plan at any time during the term of the 2013 Plan is currently equal to 225,000 shares, subject to adjustment in certain circumstances.

Co-Sale Right.  One of our existing stockholders has a co-sale right (the “Co-Sale Right”), pursuant to a Separation Agreement entered into with us on July 16, 2015. Pursuant to the Co-Sale Right, this existing stockholder who held 205,925 shares of common stock as of September 23, 2016 (as adjusted to reflect the Reverse Stock Split), has the right to sell those shares to CFL upon the same terms and conditions as the terms and conditions set forth in the Purchase Agreement for our sale of common stock to CFL. Such Co-Sale Right, to the extent exercised, will reduce the number of shares of common stock CFL would purchase directly from us in connection with the Share Issuance.

General.  Except as otherwise described herein, including in connection with the Share Issuance and the other transactions contemplated by the Purchase Agreement and the Co-Sale Right, neither PDN nor, to the best of PDN’s knowledge, any of its affiliates, directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the Tender Offer or with respect to any securities of PDN, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of the securities of PDN, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

11.	Certain Legal Matters; Regulatory Approvals.

Except as otherwise discussed herein, PDN is not aware of any license or regulatory permit material to its business that might be adversely affected by its acquisition of shares as contemplated by the Tender Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by PDN as contemplated by the Tender Offer. Should any approval or other action be required, PDN presently contemplates that it will seek that approval or other action. PDN is unable to predict whether it will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the Tender Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. The obligation of PDN pursuant to the Tender Offer to accept for payment and pay for shares is subject to conditions. See Section 6.

12.	United States Federal Income Tax Consequences.

The following summary describes the material U.S. federal income tax consequences as of the date hereof to U.S. Holders and Non-U.S. Holders (each as defined below) of an exchange of shares for cash pursuant to the Tender Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular stockholder or to stockholders subject to special treatment under U.S. federal income tax laws (including, without limitation, financial institutions, broker-dealers, insurance companies, cooperatives, U.S. expatriates, controlled foreign corporations, passive foreign investment companies, tax-exempt organizations, pension plans, regulated investment companies or real estate investment trusts, traders in securities who elect to apply a mark-to-market method of accounting, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, persons that acquired their shares through the exercise of an employee stock option or otherwise as compensation, partnerships or other pass-through entities, or persons holding shares through partnerships or other pass-through entities, or persons who hold shares as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes). In addition, this discussion does not address the consequences of the U.S. alternative minimum tax, the Medicare tax on certain investment income, or any state, local or foreign tax consequences or any tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences. This summary assumes that stockholders hold shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). No IRS ruling has been or will be sought regarding any matter discussed herein.

As used herein, the term “U.S. Holder” means a beneficial owner of shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect to be treated as a U.S. person. As used herein, the term “Non-U.S. Holder” means a beneficial owner of shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership holding shares and each partner in such partnership should consult its own tax advisor about the U.S. federal income tax consequences of a sale of shares for cash pursuant to the Tender Offer.

Each stockholder is advised to consult its own tax advisor as to the particular U.S. federal income tax consequences to such stockholder of tendering shares pursuant to the Tender Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to the Tender Offer.

U.S. Federal Income Tax Treatment of U.S. Holders.

Characterization of Sale of Shares Pursuant to the Tender Offer. The sale of shares by a U.S. Holder for cash pursuant to the Tender Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that participates in the Tender Offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of the shares or as receiving a distribution from us in respect of our stock.  Under Section 302 of the Code, the sale of shares by a U.S. Holder for cash pursuant to the Tender Offer will be treated as a “sale or exchange” of shares for U.S. federal income tax purposes, rather than as a distribution with respect to the shares held by the tendering U.S. Holder, if the sale (i) results in a “complete termination” of the U.S. Holder’s equity interest in us under Section 302(b)(3) of the Code, (ii) is a “substantially disproportionate” redemption with respect to the U.S. Holder under Section 302(b)(2) of the Code, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder under Section 302(b)(1) of the Code, each as described below (the “Section 302 Tests”).

The receipt of cash by a U.S. Holder will be a “complete termination” of the U.S. Holder’s equity interest in us if either (i) the U.S. Holder owns none of our shares either actually or constructively immediately after the shares are sold pursuant to the Tender Offer, or (ii) the U.S. Holder actually owns none of our shares immediately after the sale of shares pursuant to the Tender Offer and, with respect to shares constructively owned by the U.S. Holder immediately after the sale, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Code. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution are particularly advised to consult their own tax advisors regarding the requirements, mechanics and desirability of such a waiver.

The receipt of cash by a U.S. Holder will be “substantially disproportionate” if the percentage of our outstanding shares actually and constructively owned by the U.S. Holder immediately following the sale of shares pursuant to the Tender Offer is less than 80% of the percentage of our outstanding shares actually and constructively owned by the U.S. Holder immediately before the sale of shares pursuant to the Tender Offer.

Even if the receipt of cash by a U.S. Holder fails to satisfy the “complete termination” test and the “substantially disproportionate” test, a U.S. Holder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the U.S. Holder’s surrender of shares pursuant to the Tender Offer results in a “meaningful reduction” in the U.S. Holder’s equity interest in us. Whether the receipt of cash by a U.S. Holder will be “not essentially equivalent to a dividend” will depend upon the U.S. Holder’s particular facts and circumstances. The IRS has indicated in published guidance that even a small reduction in the proportionate interest of a small minority stockholder in a publicly and widely held corporation who exercises no control over, or participation in, corporate affairs may constitute a “meaningful reduction.”

Special “constructive ownership” rules will apply in determining whether any of the Section 302 Tests has been satisfied. Except as described above with respect to certain waivers, a U.S. Holder must take into account not only the shares that are actually owned by the U.S. Holder, but also shares that are constructively owned by the U.S. Holder within the meaning of Section 318 of the Code. Very generally, a U.S. Holder may constructively own shares actually owned, and in some cases constructively owned, by certain members of the U.S. Holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder actually or constructively has an equity interest, as well as shares the U.S. Holder has an option to purchase.

Contemporaneous dispositions or acquisitions of shares by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 Tests have been satisfied. Each U.S. Holder should be aware that, because proration may occur in the Tender Offer, even if all the shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Tender Offer, fewer than all of these shares may be purchased by us. For a discussion regarding the proration of the tendered shares, see Section 1. Thus, proration may affect whether the surrender of shares by a U.S. Holder pursuant to the Tender Offer will meet any of the Section 302 Tests.

U.S. Holders are advised to consult their own tax advisors regarding the application of the three Section 302 Tests to their particular circumstances, including the effect of the constructive ownership rules on their sale of shares pursuant to the Tender Offer. In addition, a U.S. Holder owning at least 5% of our outstanding shares must comply with the reporting requirement of Treasury Regulation 1.302-2(b)(2).

Sale or Exchange Treatment. If any of the above three Section 302 Tests is satisfied, and the sale of the shares is therefore treated as a “sale or exchange” for U.S. federal income tax purposes, the tendering U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount of cash received by the U.S. Holder and such holder’s tax basis in the shares sold pursuant to the Tender Offer. Generally, a U.S. Holder’s tax basis in the shares will be equal to the cost of the shares to the U.S. Holder, reduced by any previous returns of capital. Any gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares that were sold exceeds one year as of the date of the purchase by us pursuant to the Tender Offer. Certain individual and other non-corporate U.S. Holders are eligible for reduced rates of U.S. federal income tax in respect of long-term capital gain. A U.S. Holder’s ability to deduct capital losses may be limited. A U.S. Holder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction) we purchase from the U.S. Holder under the Tender Offer.

Distribution Treatment. If none of the Section 302 Tests is satisfied, the tendering U.S. Holder will be treated as having received a distribution by us with respect to the U.S. Holder’s shares in an amount equal to the cash received by such holder pursuant to the Tender Offer. The distribution would be treated as a dividend to the extent that we have current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such a dividend would be includible in the U.S. Holder’s gross income without a reduction for the U.S. Holder’s tax basis of the shares exchanged, and the tax basis of such exchanged shares would be added to the tax basis of the U.S. Holder’s remaining shares in PDN, if any. Provided that minimum holding period requirements and certain other requirements are met, and subject to certain limitations for hedged positions, dividend income with respect to non-corporate U.S. Holders generally will be eligible for reduced rates of U.S. federal income taxation. The amount of any distribution in excess of our current and accumulated earnings and profits allocable to the shares tendered would be treated as a non-taxable return of capital to the U.S. Holder, with a corresponding reduction in such U.S. Holder’s tax basis in its shares until such basis is reduced to zero, and any amount in excess thereof will then be treated as capital gain from the sale or exchange of the shares.

If a sale of shares for cash pursuant to the Tender Offer by a corporate U.S. Holder is treated as a dividend, the corporate U.S. Holder may be (i) eligible for a dividends received deduction (subject to applicable limitations) and (ii) subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Corporate U.S. Holders should consult their tax advisors regarding (i) whether a dividends received deduction will be available to them, and (ii) the application of Section 1059 of the Code to the disposition of their shares.

We cannot predict whether or the extent to which the Tender Offer will be over-subscribed. If the Tender Offer is over-subscribed, proration of tenders pursuant to the Tender Offer will cause us to accept fewer shares than are tendered. Therefore, a U.S. Holder can be given no assurance that a sufficient number of such U.S. Holder’s shares will be purchased pursuant to the Tender Offer to ensure that such purchase will be treated as a sale or exchange, rather than a distribution, for U.S. federal income tax purposes pursuant to the rules discussed above.

U.S. Federal Income Tax Treatment of Non-U.S. Holders.

Withholding. See Section 3 with respect to the application of U.S. federal income tax withholding and FATCA withholding to payments made to Non-U.S. Holders pursuant to the Tender Offer.

Sale or Exchange Treatment. Gain realized by a Non-U.S. Holder on a sale of shares for cash pursuant to the Tender Offer generally will not be subject to U.S. federal income tax if the sale is treated as a “sale or exchange” pursuant to the Section 302 Tests described above under “U.S. Federal Income Tax Treatment of U.S. Holders” unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder) or (ii) in the case of gain realized by a Non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

A Non-U.S. Holder whose gain is described in clause (i) above generally will be subject to U.S. federal income tax on such gain in the manner as if it were a U.S. Holder, as described above under “U.S. Federal Income Tax Treatment of U.S. Holders.” In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a 30% rate on a dividend equivalent amount, as determined under the U.S. branch profits tax rules, or lower rate specified in an applicable income tax treaty, on gain from the sale of shares pursuant to the Tender Offer that is effectively connected with the conduct of a trade or business within the United States.

Distribution Treatment. If the Non-U.S. Holder does not satisfy any of the Section 302 Tests described above, the full amount received by the Non-U.S. Holder with respect to the sale of shares to us pursuant to the Tender Offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s shares. The treatment for U.S. federal income tax purposes of such distribution as a dividend, tax-free return of capital, or gain from the sale of shares will be determined in the manner described above under “U.S. Federal Income Tax Treatment of U.S. Holders.” Except as described below, to the extent that amounts received by a Non-U.S. Holder are treated as dividends, such dividends will be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate specified in an applicable income tax treaty. To obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder must timely provide a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or a suitable substitute form) certifying, under penalties of perjury, that the Non-U.S. Holder is a non-U.S. person and the dividends are subject to a reduced rate of withholding under an applicable income tax treaty and that the Non-U.S. Holder is not subject to withholding under FATCA with respect to such distribution. Non-U.S. Holders should consult their tax advisors regarding their entitlement to, and the procedure for obtaining, benefits under an applicable income tax treaty.

Amounts treated as dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States are not subject to U.S. federal withholding tax but instead, unless an applicable tax treaty provides otherwise, generally are subject to U.S. federal income tax in the manner applicable to U.S. Holders, as described above. To claim exemption from U.S. federal withholding tax with respect to the purchase price of shares treated as dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, the Non-U.S. Holder must comply with applicable certification and disclosure requirements by providing a properly executed IRS Form W-8ECI (or a suitable substitute form) certifying, under penalties of perjury, that the Non-U.S. Holder is a non-U.S. person and the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and includible in that holder’s gross income. In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a 30% rate on a dividend equivalent amount, as determined under the U.S. branch profits tax rules, or a lower rate specified in an applicable income tax treaty, on dividends effectively connected with the conduct of a trade or business within the United States, subject to certain adjustments.

Because we may not know the extent to which a payment made pursuant to the Tender Offer is a dividend for U.S. federal income tax purposes at the time it is made, the Depositary (or other applicable withholding agent) generally will presume, for withholding purposes, that the entire amount received by a Non-U.S. Holder participating in the Tender Offer is a dividend distribution from us. The Depositary (or other applicable withholding agent) generally will withhold at a 30% rate on the gross proceeds of the Tender Offer paid to a Non-U.S. Holder, unless the Non-U.S. Holder timely provides the Depositary (or other applicable withholding agent) with (i) an IRS Form W-8ECI (or suitable substitute form), claiming that the Tender Offer proceeds are effectively connected with a U.S. trade or business carried on by the Non-U.S. Holder or (ii) an IRS Form W-8BEN or W-8BEN-E, as appropriate (or a suitable substitute form) establishing that a reduced rate of or exemption from withholding is available under an applicable income tax treaty and that the Non-U.S. Holder is not subject to withholding under FATCA. See Section 3.

A Non-U.S. Holder may be eligible to obtain a refund or credit of all or a portion of any U.S. federal tax withheld if the Non-U.S. Holder meets any of the three Section 302 Tests described above under “U.S. Federal Income Tax Treatment of U.S. Holders” with respect to the sale of shares pursuant to the Tender Offer, or is able to establish that no tax or a reduced amount of tax is due, in either case, provided that an appropriate claim is timely filed with the IRS.

Non-U.S. Holders are advised to consult their own tax advisors regarding the application of U.S. federal withholding tax to the sale of shares pursuant to the Tender Offer, including the eligibility for withholding tax reductions or exemptions and refund procedures.

Tax Considerations for Holders of Common Stock that Do Not Tender any Shares in the Tender Offer.  The Tender Offer will have no U.S. federal income tax consequences to our stockholders that do not tender any shares in the Tender Offer.

Backup Withholding.  See Section 3 with respect to the application of U.S. federal backup withholding.

13.	Effects of the Offer on the Market for Shares; Registration under the Exchange Act.

The purchase by PDN of shares under the Tender Offer will reduce our “public float” (the number of shares owned by non-affiliate stockholders and available for trading in the securities markets). This reduction in our public float may result in lower stock prices and/or reduced liquidity in the trading market for the shares following completion of the Tender Offer. In addition, the Tender Offer may reduce the number of PDN stockholders. As of September 23, 2016, we had approximately 1,813,870 issued and outstanding shares (and approximately 555,046 shares reserved for issuance upon exercise of all outstanding stock options and settlement of warrants to purchase shares of our common stock), and 823,179 issued and outstanding shares held by non-affiliates, as adjusted to reflect the Reverse Stock Split, or approximately 46% of our outstanding common stock.  Assuming PDN acquires 312,500 shares in the Tender Offer and as adjusted for the issuance of common stock in connection with the Share Issuance, there will be approximately 1,198,420 shares held by non-affiliates immediately after the Tender Offer, or approximately 30% of our outstanding common stock. Stockholders may be able to sell non-tendered shares in the future on the NASDAQ Capital Market or otherwise, at a net price higher or lower than $9.60. We can give no assurance, however, as to the price at which a stockholder may be able to sell such shares in the future.

We anticipate that there will be a sufficient number of shares outstanding and publicly traded following completion of the Tender Offer to ensure a continued trading market for such shares on the NASDAQ Capital Market.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares under the Tender Offer pursuant to the terms of the Tender Offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

14.	Extension of the Offer; Termination; Amendment.

Subject to the mutual agreement of CFL and PDN, PDN expressly reserves the right, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by PDN to have occurred, to extend the period of time during which the Tender Offer is open, and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension.

PDN also expressly reserves the right, subject to CFL’s prior consent, to terminate the Tender Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of termination or postponement to the Depositary and making a public announcement of termination or postponement. PDN’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that PDN must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a Tender Offer.

Subject to CFL’s prior consent, PDN further expressly reserves the right, regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by PDN to have occurred, to amend the Tender Offer in any respect, including, without limitation, by increasing the consideration offered in the Tender Offer to holders of shares or by decreasing the number of shares being sought in the Tender Offer.

Amendments to the Tender Offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made under the Tender Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which PDN may choose to make a public announcement, except as required by applicable law, PDN shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release through Business Wire or other comparable service. In addition, we would file any such press release as an exhibit to the Schedule TO.

If PDN materially changes the terms of the Tender Offer or the information concerning the Tender Offer, PDN will extend the Tender Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a Tender Offer must remain open following material changes in the terms of the Tender Offer or information concerning the Tender Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If (1) PDN increases or decreases the price to be paid for shares or increases or decreases the number of shares being sought in the Tender Offer and, if an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares, and (2) the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, the Tender Offer will be extended until the expiration of such ten business day period.

Notwithstanding anything to the contrary herein, our rights to withdraw, terminate, extend or amend the terms of or waive any of the conditions to the Tender Offer are subject to CFL’s prior consent.

15.	Fees and Expenses; Depositary.

PDN has retained Continental Stock Transfer & Trust Company, Inc. to act as Depositary in connection with the Tender Offer. The Depositary may contact holders of shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the Tender Offer to beneficial owners. The Depositary will receive reasonable and customary compensation for its services as Depositary. The Depositary will also be reimbursed by PDN for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the Tender Offer, including certain liabilities under the U.S. federal securities laws.

No fees or commissions will be payable by PDN to brokers, dealers, commercial banks or trust companies (other than fees to the Depositary) for soliciting tenders of shares pursuant to the Tender Offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the Depositary. PDN, however, upon request, will reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the Tender Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of PDN or the Depositary for purposes of the Tender Offer. PDN will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares, except as otherwise provided in this Offer to Purchase and Instruction 6 in the Letter of Transmittal.

16.	Miscellaneous.

The Tender Offer does not constitute an offer to buy or the solicitation of an offer to sell securities in any jurisdiction in which such offer or solicitation would not be in compliance with the laws of the jurisdiction, provided that PDN will comply with the requirements of Exchange Act Rule 13e-4(f)(8).

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, PDN has filed with the SEC the Schedule TO which contains additional information with respect to the Tender Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning PDN.

Tendering stockholders should rely only on the information contained in this Offer to Purchase and the Letter of Transmittal. PDN has not authorized any person to make any recommendation on behalf of PDN as to whether stockholders should tender or refrain from tendering shares in the Tender Offer. PDN has not authorized any person to give any information or to make any representation in connection with the Tender Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by PDN or Depositary.

Professional Diversity Network, Inc.

September 28, 2016

The Letter of Transmittal, share certificates or book-entry confirmation of shares and any other required documents should be sent or delivered by each stockholder of Professional Diversity Network, Inc. or that stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Tender Offer is:

If delivering by mail, hand, express mail, courier,
or other expedited service:

Continental Stock Transfer & Trust Company, Inc.
17 Battery Place, 8th Floor
 New York, NY 10004

Call: (917) 262-2378
Email: reorg@continentalstock.com

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Depositary at its telephone and address set forth above. You may contact your broker, dealer, commercial bank or trust company for assistance concerning the Tender Offer.